8/18


08004381

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME NEC Electronics

*CURRENT ADDRESS


PROCESSED
AUG 20 2008
THOMSON REUTERS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34733 FISCAL YEAR 3-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dee

DATE: 8/18/08

NEC ELECTRONICS NEWS RELEASE

RECEIVED
2008 AUG 12 P 12:1?
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Media Contacts

Hisashi Saito
NEC Electronics Corporation
+81 44-435-1676
press@necel.com

Investor Contacts

Hiro Nakanishi / Yoshito Yahazu / Nanako Hayashi
NEC Electronics Corporation
+81 44-435-1664
ir@necel.com

NEC Electronics Reports Financial Results for the First Quarter Ended June 30, 2008

KAWASAKI, Japan, July 30, 2008 — NEC Electronics Corporation (TSE: 6723) today announced consolidated financial results for the first quarter ended June 30, 2008.



Consolidated Financial Results for the First Quarter Ended June 30, 2008

Prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP

English translation from the original Japanese-language document

July 30, 2008

Company name	: **NEC Electronics Corporation**
Stock exchanges on which the shares are listed	: Tokyo Stock Exchange, First Section
Code number	: 6723
URL	: http://www.necel.com
Representative	: Toshio Nakajima, President and CEO
Contact person	: Taizo Endo, Associate General Manager Corporate Communications Department Tel. +81 (0)44-435-1664
Filling date of Shihanki Hokokusho	August 13, 2008(Scheduled)

(Amounts are rounded to the nearest million yen)

1. Consolidated results for the first quarter ended June 30, 2008

(1)Consolidated financial results (% change from corresponding period of the previous year)

	Net Sales		Operating Income (Loss)		Income Before Income Taxes		Net Loss	
	Million Yen	%	Million Yen	%	Million Yen	%	Million Yen	%
Three Months ended June 30, 2008	166,282	—	1,701	—	279	—	(1,317)	—
Three Months ended June 30, 2007	173,573	5.0	(2,227)	—	437	—	(1,326)	—

	Net Loss Per Share: Basic	Net Loss Per Share: Diluted
	Yen	Yen
Three Months ended June 30, 2008	(10.66)	(10.66)
Three Months ended June 30, 2007	(10.74)	(10.74)

Note 1: Net loss per share of common stock is prepared in accordance with the Statement of Financial Accounting Standards ("SFAS") No. 128, "*Earnings Per Share*".

Note 2: NEC Electronics' consolidated information is in accordance with U.S. GAAP. However, the figure for operating income (loss) shown above represents net sales minus the cost of sales, research and development expenses, and selling, general and administrative expenses.

(2)Consolidated financial position

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity Per Share
	Million Yen	Million Yen	%	Yen
June 30, 2008	621,175	230,137	37.0	1,863.49
March 31, 2008	616,304	227,138	36.9	1,839.20

Note: The figures for shareholders' equity are prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

2. Cash dividends

	Cash Dividends Per Share at the end of first quarter	Cash Dividends Per Share at the end of second quarter	Cash Dividends Per Share at the end of third quarter	Cash Dividends Per Share at the end of year	Annual Cash Dividends Per Share
	Yen	Yen	Yen	Yen	Yen
March 31, 2008	—	0.00	—	0.00	0.00
March 31, 2009	—				
March 31, 2009 (forecast)		0.00	—	0.00	0.00

Note: Changes of cash dividends forecasts from these announced previously None

3. Forecast of consolidated results for the year ending March 31, 2009

	Net Sales		Operating Income (Loss)		Income (Loss) Before Income Taxes		Net Income (Loss)		Net Income (Loss) Per Share
	Million Yen	%	Million Yen	%	Million Yen	%	Million Yen	%	Yen
Six months ending September 30, 2008	335,000	(4.6)	3,000	62.0	0	—	(2,000)	—	(16.19)
Year ending March 31, 2009	685,000	(0.4)	10,000	96.3	4,000	—	0	—	0.00

Note: Changes of financial results forecasts from these announced previously None

4. Other

(1) Changes in significant subsidiaries in the quarter ended June 30, 2008 (changes in subsidiaries resulting in changes in scope of consolidation)

2 companies excluded (NEC Fukui, Ltd. and NEC Semicon Package Solutions, Ltd.)

Note: Only specified subsidiaries are mentioned. Please refer to page 9 for further information.

(2) Adoption of simplified accounting methods for quarterly reporting

None.

(3) Changes in accounting policies, procedures, and presentations, etc.

(Changes indicated to "Basis of Presenting the Consolidated Financial Statements")

3.1. Changes resulting from revisions in accounting principles, etc. : Yes

3.2. Other changes : No

Note: Please refer to page 9 for further information.

(4) Number of shares issued and outstanding (common stock)

4.1. Number of shares issued and outstanding

June 30, 2008:123,500,000 shares March 31, 2008:123,500,000 shares

4.2. Number of treasury shares

June 30, 2008:2,079 shares March 31, 2008:2,039 shares

4.3. Average number of shares issued and outstanding

June 30, 2008:123,497,928 shares June 30, 2007:123,498,409 shares

Cautionary Statement

The statements with respect to the financial outlook of NEC Electronics and its consolidated subsidiaries are forward-looking statements involving risks and uncertainties. We caution you in advance that actual results may differ materially from such forward-looking statements due to changes in several important factors.

Business Results

1 Analysis of Business Results

(1) Overview of the First Quarter Ended June 30, 2008

In the first quarter ended June 30, 2008, an increasing number of indicators pointed to stagnation in the global economy. In the United States, domestic demand was weakened by the protracted readjustment in the financial market, by soaring prices for crude oil and other materials, and by employment adjustments. In Europe, despite slowing economic growth, financial authorities took measures to counter the threat of inflation by raising policy interest rates. Asian economies, which recently have enjoyed vigorous growth, began to show the effects of higher material costs, stagnating exports, and the Sichuan earthquake. The Japanese economy also experienced a slowdown due to decreased exports, higher crude oil and food prices, and reduced investment in housing.

Against the background of the global economic slowdown, the semiconductor market also experienced sluggish growth. Low-priced personal computers and mobile phones continued to sell well, but demand for high-end products was weak. The automotive market was depressed by production cuts in the United States, and there was little evidence that the Beijing Olympics had spurred demand for digital consumer electronics. In general, the business environment could be characterized as lackluster.

(2) Summary of Consolidated Financial Results

	Three Months Ended June 30, 2007	Three Months Ended June 30, 2008		Increase (Decrease)	
	Billion Yen	Billion Yen	Million USD	Billion Yen	% Change
Net sales	173.6	166.3	1,569	(7.3)	(4.2)
Operating income (loss)	(2.2)	1.7	16	3.9	—
Income before income taxes	0.4	0.3	3	(0.2)	(36.2)
Net loss	(1.3)	(1.3)	(12)	0.0	—
	Yen	Yen			
Exchange rate (USD)	119	103		—	—
Exchange rate (Euro)	160	160		—	—

Note: U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥106=U.S.$1.

Consolidated net sales for this quarter were 166.3 billion yen, a decrease of 7.3 billion yen, or 4.2% year on year.

Semiconductor sales increased year on year for Computing and Peripherals, and Automotive and Industrial. However, sales decreased for Communications, Consumer Electronics, and Discrete, Optical, and Microwave Devices products. Particularly in Communications, a sharp fall in sales of semiconductors for mobile phones resulted in a decrease of approximately 21% year on year.

Consolidated operating income was 1.7 billion yen, an improvement of 3.9 billion yen year on year.

This was due to a reduction in fixed costs, including R&D expenses, and an improvement in the cost to sales ratio, which offset lower net sales.

Consolidated income before income taxes totaled 0.3 billion yen, a decrease of 0.2 billion yen year on year. This was mainly due to recording of one-time non-operating income from the transfer of the photomask business in the corresponding period of the previous fiscal year.

Consolidated net loss was 1.3 billion yen, roughly comparable to the prior year quarter.

(3) Breakdown of Net Sales by Market Application

	Three Months Ended June 30, 2007	Three Months Ended June 30, 2008		Increase (Decrease)	
	Billion Yen	Billion Yen	Million USD	Billion Yen	% Change
Communications	20.7	16.4	155	(4.3)	(20.8)
Computing and peripherals	29.5	30.0	283	0.5	1.5
Consumer electronics	33.0	32.1	303	(0.9)	(2.8)
Automotive and industrial	27.4	29.8	281	2.4	8.7
Multi-market ICs	22.6	21.0	198	(1.5)	(6.8)
Discrete, optical, and microwave devices	31.7	29.8	282	(1.9)	(5.9)
Semiconductor total	165.0	159.2	1,502	(5.8)	(3.5)
Other	8.6	7.1	67	(1.5)	(17.2)
Total	173.6	166.3	1,569	(7.3)	(4.2)

Communications

Products Semiconductors for broadband networking equipment, including routers and mobile-phone base stations, and semiconductors for mobile handsets.

Net Sales 16.4 billion yen (Down 4.3 billion yen, 20.8% year on year)

Sales of semiconductors for mobile phones such as baseband LSI, memory and LCD Driver ICs decreased year on year.

Computing and Peripherals

Products Semiconductors for servers, workstations, personal computers, and PC peripherals.

Net Sales 30.0 billion yen (Up 0.5 billion yen, 1.5% year on year)

Although sales of LCD Driver ICs for flat panel televisions and PC monitors decreased year on year, this was offset by higher sales of semiconductors for blue laser DVD drives.

Consumer Electronics

Products Semiconductors for digital AV equipment and game consoles.

Net Sales 32.1 billion yen (Down 0.9 billion yen, 2.8% year on year)

Sales of EMMA™ series semiconductors for digital consumer applications increased year on year, but sales of semiconductors for digital cameras declined, leading to an overall sales decline.

Automotive and Industrial

Products Semiconductors for automotive and industrial systems, including factory automation equipment.

Net Sales 29.8 billion yen (Up 2.4 billion yen, 8.7% year on year)

Microcontroller sales to Japanese car audio and automotive electronics manufacturers increased.

Multi-market ICs

Products General purpose microcontrollers, gate arrays and multi-purpose SRAM.

Net sales 21.0 billion yen (Down1.5 billion yen, 6.8% year on year)

Reduced demand due to worsening market conditions resulted in declining sales of microcontrollers, gate arrays and multi-purpose SRAM.

Discrete, Optical and Microwave Devices

Products Discrete devices such as diodes and transistors; optical semiconductors for optical communications equipment and DVD devices; and microwave semiconductors for mobile handsets and other applications.

Net Sales 29.8 billion yen (Down 1.9 billion yen, 5.9% year on year)

Reduced demand due to worsening market conditions resulted in declining sales of discrete semiconductors and compound semiconductors.

Other

Products Non-semiconductor products such as color LCDs, sold on a resale basis by NEC Electronics' sales subsidiaries.

Net sales 7.1 billion yen (Down 1.5 billion yen, 17.2% year on year)

Resale of non-semiconductor products is not part of NEC Electronics' core business.

(4) Geographical Segment Analysis

	Three Months Ended June 30, 2007	Three Months Ended June 30, 2008		Increase (Decrease)	
	Billion Yen	Billion Yen	Million USD	Billion Yen	% Change
Japan	93.2	89.1	840	(4.1)	(4.4)
United States of America	15.2	12.3	116	(2.9)	(19.3)
Europe	22.7	22.4	211	(0.3)	(1.3)
Asia	42.5	42.5	402	0.0	0.1
Total	173.6	166.3	1,569	(7.3)	(4.2)

Note: Geographic areas are based on the country of the location of the subsidiaries other than Japan and the United States of America;

Europe: Germany, Great Britain and Ireland

Asia: China, Indonesia, Malaysia, Singapore, South Korea and Taiwan

Japan

Net sales 89.1 billion yen (Down 4.1 billion yen, 4.4% year on year)

Sales of LCD Driver ICs and baseband LSI for mobile phones decreased.

United States of America

Net sales 12.3 billion yen (Down 2.9 billion yen, 19.3% year on year)

Sales of system memory for mobile phones decreased.

Europe

Net sales 22.4 billion yen (Down 0.3 billion yen 1.3% year on year)

Sales of automotive semiconductors increased, but sales of general-purpose microcontrollers decreased.
The majority of sales in Europe for the three months ended June 30, 2007 and 2008 were sales of NEC Electronics' subsidiary in Germany.

Asia

Net sales 42.5 billion yen (Up 0.1% year on year)

Sales of LCD Driver ICs for flat panel televisions and PC monitors decreased, but sales of camera module for mobile phones increased.
Sales of NEC Electronics' subsidiaries in China for the three months ended June 30, 2007 and 2008 were 25.5 billion yen and 22.8 billion yen.

2. Financial Condition

(1) Total Assets and Shareholders' Equity

	March 31, 2008	June 30, 2008		Increase (Decrease)
	Billion Yen	Billion Yen	Million USD	Billion Yen
Total assets	616.3	621.2	5,860	4.9
Shareholders' equity	227.1	230.1	2,171	3.0
Equity ratio	36.9%	37.0%		0.1
Shareholders' equity per share	1,839 yen	1,863 yen	17.58 USD	24 yen
Interest-bearing debt	116.6	117.3	1,107	0.7

Total assets at June 30, 2008 totaled 621.2 billion yen, a 4.9 billion yen increase from March 31, 2008. This was due to increase of inventories.

Compared to March 31, 2008, shareholders' equity was 3.0 billion yen higher at 230.1 billion yen, despite posting net loss in the amount of 1.3 billion yen, due to an improvement in losses in accumulated other comprehensive income (loss) by 4.3 billion yen from currency fluctuations.

The shareholders' equity ratio improved by 0.1 points from March 31, 2008.

Interest-bearing debt totaled 117.3 billion yen, increasing 0.7 billion yen from March 31, 2008.

(2) Cash Flows

	Three Months Ended June 30, 2007	Three Months Ended June 30, 2008		Increase (Decrease)
	Billion Yen	Billion Yen	Million USD	Billion Yen
Net cash provided by operating activities	1.5	4.2	40	2.7
Net cash used in investing activities	(7.3)	(10.9)	(103)	(3.5)
Free cash flows	(5.9)	(6.7)	(63)	(0.8)
Net cash used in financing activities	(3.6)	(1.5)	(15)	2.1
Effect of exchange rate changes on cash and cash equivalents	1.4	1.7	17	0.3
Net decrease in cash and cash equivalents	(8.0)	(6.5)	(61)	1.5
Cash and cash equivalents at beginning of period	185.4	165.5	1,561	(19.9)
Cash and cash equivalents at end of period	177.3	159.0	1,500	(18.4)

Net cash provided by operating activities was 4.2 billion yen, despite posting a consolidated net loss and an increase in inventories, due to depreciation and amortization in the amount of 15.9 billion yen for the first quarter ended June 30, 2008.

Payments for property, plant, and equipment were 10.5 billion yen, bringing the total net cash used in investing activities to 10.9 billion yen.

The foregoing resulted in negative free cash flows of 6.7 billion yen.

Financing activities used net cash in the amount of 1.5 billion yen, primarily for the repayment of debt.

As a result of the above, combined with the impact from currency fluctuations of 1.7 billion yen, cash and cash equivalents at June 30, 2008 was 159.0 billion yen, a net decrease in the amount of 6.5 billion yen.

3. Consolidated Forecasts for the Fiscal Year Ending March 31, 2009

Forecasts for the fiscal year ending March 31, 2009 remain unchanged from those announced previously on May 14, 2008.

	Net Sales		Operating Income (Loss)		Income (Loss) Before Income Taxes		Net Income (Loss)		Net Income (Loss) Per Share
	Million Yen	%	Million Yen	%	Million Yen	%	Million Yen	%	Yen
Six months ending September 30, 2008	335,000	(4.6)	3,000	62.0	0	—	(2,000)	—	(16.19)
Year ending March 31, 2009	685,000	(0.4)	10,000	96.3	4,000	—	0	—	0.00

The consolidated financial forecasts for the fiscal year are calculated at the rate of 100 yen per USD, and 160 yen per Euro.

4. Others

(1) Changes in significant subsidiaries in the quarter ended June 30, 2008 (changes in specified subsidiaries resulting in changes in scope of consolidation)

(2 companies excluded)

1. NEC Fukui, Ltd.

On April1, 2008, NEC Fukui, Ltd. was merged by NEC Kansai, Ltd., NEC Electronics' consolidated company. (NEC Kansai, Ltd. changed the company name into NEC Semiconductors Kansai, Ltd. on the same date.)

2. NEC Semicon Package Solutions, Ltd.

On April1, 2008 NEC Semicon Package Solutions, Ltd. was merged by NEC Kyushu, Ltd., NEC Electronics' consolidated company. (NEC Kyushu, Ltd. changed the company name into NEC Semiconductors Kyushu Yamaguchi, Ltd. on the same date.)

(2) Adoption of simplified accounting methods for quarterly reporting

None.

(3) Changes in accounting policies, procedures, and presentations, etc.

Accounting Change

Effective April 1, 2008, the company adopted SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair values, and expands disclosures about fair value measurements. The adoption of SFAS No. 157 did not have a significant effect on its financial position or results of operations. The details of effect of adopting SFAS No. 157 are omitted because it is immaterial in financial results disclosure.

Condensed Consolidated Quarterly Financial Statements

1. Condensed Consolidated Quarterly Balance Sheets

	March 31, 2008	June 30, 2008		Increase (decrease)	June 30, 2007
	Million Yen	Million Yen	Million USD	Million Yen	Million Yen
Current assets	344,115	346,339	3,267	2,224	376,791
Cash and cash equivalents	165,472	158,998	1,500	(6,474)	177,349
Notes and accounts receivable, trade	96,352	99,548	939	3,196	104,167
Inventories	75,839	79,518	750	3,679	79,856
Other current assets	6,452	8,275	78	1,823	15,419
Long-term assets	272,189	274,836	2,593	2,647	313,160
Investments	4,565	5,047	48	482	8,026
Property, plant and equipment	259,151	253,851	2,395	(5,300)	291,483
Other assets	8,473	15,938	150	7,465	13,651
Total assets	616,304	621,175	5,860	4,871	689,951
Current liabilities	179,715	173,301	1,635	(6,414)	214,039
Short-term borrowings and current portion of long-term debt	2,394	1,899	18	(495)	19,005
Notes and accounts payable, trade	108,136	106,048	1,000	(2,088)	127,303
Other current liabilities	69,185	65,354	617	(3,831)	67,731
Long-term liabilities	204,275	212,955	2,009	8,680	202,514
Long-term debt	114,207	115,415	1,089	1,208	114,739
Accrued pension and severance costs	74,460	74,541	703	81	70,424
Other	15,608	22,999	217	7,391	17,351
Minority shareholders' equity in consolidated subsidiaries	5,176	4,782	45	(394)	4,744
Shareholders' equity	227,138	230,137	2,171	2,999	268,654
Common stock	85,955	85,955	811	---	85,955
Additional paid-in capital	281,073	281,081	2,652	8	281,048
Accumulated deficit	(114,896)	(116,213)	(1,097)	(1,317)	(100,227)
Accumulated other comprehensive income (loss)	(24,984)	(20,676)	(195)	4,308	1,887
Treasury stock, at cost	(10)	(10)	(0)	---	(9)
Total liabilities and shareholders' equity	616,304	621,175	5,860	4,871	689,951

	March 31, 2008	June 30, 2008		Increase (decrease)	June 30, 2007
Interest-bearing debt	116,601	117,314	1,107	713	133,744
Equity ratio	36.9%	37.0%		0.1%	38.9%
Debt / equity ratio	0.51 times	0.51 times		--- times	0.50 times

	March 31, 2008	June 30, 2008		Increase (decrease)	June 30, 2007
Accumulated other comprehensive income (loss):					
Foreign currency translation adjustments	1,913	5,672	54	3,759	14,039
Pension liability adjustment	(27,737)	(27,445)	(259)	292	(15,230)
Unrealized gains (losses) on marketable securities	840	1,097	10	257	3,078

Note

Certain amounts in the consolidated financial statements for the period ended March 31, 2008 have been reclassified to confirm to the presentation in the consolidated financial statements for the period ended June 30, 2008.

2. Condensed Consolidated Quarterly Statements of Operations

	Three Months Ended June 30, 2007		Three Months Ended June 30, 2008			Year Ended March 31, 2008	
	Million Yen	% of Net Sales	Million Yen	Million USD	% of Net Sales	Million Yen	% of Net Sales
Net sales	173,573	100.0	166,282	1,569	100.0	687,745	100.0
Cost of sales	125,927	72.5	117,986	1,113	71.0	485,683	70.6
Research and development	29,344	16.9	26,445	250	15.9	112,300	16.3
Selling, general, and administrative expenses	20,529	11.9	20,150	190	12.1	84,668	12.4
Operating income (loss)	(2,227)	(1.3)	1,701	16	1.0	5,094	0.7
Non-operating income	3,667	2.1	1,075	10	0.7	6,053	0.9
Interest and dividends income	495		513	5		2,152	
Other	3,172		562	5		3,901	
Non-operating expense	1,003	0.5	2,497	23	1.5	14,399	2.1
Interest expense	228		116	1		741	
Other	775		2,381	22		13,658	
Income (loss) before income taxes	437	0.3	279	3	0.2	(3,252)	(0.5)
Provision for income taxes	1,579	0.9	1,563	14	1.0	12,285	1.8
Minority interest in income (loss) of consolidated subsidiaries	(99)	(0.1)	59	1	0.0	251	0.0
Equity in earnings of affiliated companies	(283)	(0.1)	26	0	0.0	(207)	(0.0)
Net Loss	(1,326)	(0.8)	(1,317)	(12)	(0.8)	(15,995)	(2.3)

Notes

1. The consolidated financial statements of NEC Electronics are prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.
2. The figures for operating income (loss) shown above represent net sales minus the cost of sales, research and development expenses, and selling, general and administrative expenses.

3. Condensed Consolidated Quarterly Statements of Change in Shareholders' Equity

Three Months Ended June 30, 2007

Three Months Ended June 30, 2007	Common stock	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Treasury stock	Total
	Million Yen	Million Yen	Million Yen	Million Yen	Million Yen	Million Yen
Balance at beginning of year	85,955	281,039	(98,901)	(3,017)	(8)	265,068
Compensation expense for stock options		9				9
Comprehensive income (loss)						
Net loss			(1,326)			(1,326)
Other comprehensive income (loss), net of tax						
Foreign currency translation adjustments				3,537		3,537
Pension liability adjustment				707		707
Unrealized gains (losses) on marketable securities				660		660
Comprehensive income (loss)						3,578
Purchase of treasury stock, at cost					(1)	(1)
Balance at end of the period	85,955	281,048	(100,227)	1,887	(9)	268,654

Three Months Ended June 30, 2008

Three Months Ended June 30, 2008	Common stock		Additional paid-in capital		Accumulated deficit		Accumulated other comprehensive income (loss)		Treasury stock		Total	
	Million Yen	Million USD	Million Yen	Million USD	Million Yen	Million USD	Million Yen	Million USD	Million Yen	Million USD	Million Yen	Million USD
Balance at beginning of year	85,955	811	281,073	2,652	(114,896)	(1,085)	(24,984)	(236)	(10)	(0)	227,138	2,142
Compensation expense for stock options			8	0							8	0
Comprehensive income (loss)												
Net loss					(1,317)	(12)					(1,317)	(12)
Other comprehensive income (loss), net of tax												
Foreign currency translation adjustments							3,759	36			3,759	36
Pension liability adjustment							292	3			292	3
Unrealized gains (losses) on marketable securities							257	2			257	2
Comprehensive income (loss)											2,991	29
Balance at end of the period	85,955	811	281,081	2,652	(116,213)	(1,097)	(20,676)	(195)	(10)	(0)	230,137	2,171

Year Ended March 31, 2008

Year Ended March 31, 2008	Common stock	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Treasury stock	Total
	Million Yen	Million Yen	Million Yen	Million Yen	Million Yen	Million Yen
Balance at beginning of year	85,955	281,039	(98,901)	(3,017)	(8)	265,068
Compensation expense for stock options		34				34
Comprehensive income (loss)						
Net loss			(15,995)			(15,995)
Other comprehensive income (loss), net of tax						
Foreign currency translation adjustments				(8,589)		(8,589)
Pension liability adjustment				(11,800)		(11,800)
Unrealized gains (losses) on marketable securities				(1,578)		(1,578)
Comprehensive income (loss)						(37,962)
Purchase of treasury stock, at cost					(2)	(2)
Balance at end of the period	85,955	281,073	(114,896)	(24,984)	(10)	227,138

4. Condensed Consolidated Quarterly Statements of Cash Flows

	Three Months Ended June 30, 2007	Three Months Ended June 30, 2008		Increase (decrease	Year Ended March 31, 2008
	Million Yen	Million Yen	Million USD	Million Yen	Million Yen
I. Cash flows from operating activities					
Net loss	(1,326)	(1,317)	(12)	9	(15,995)
Adjustments to reconcile net loss to net cash provided by operating activities					
Depreciation and amortization	17,692	15,947	150	(1,745)	75,067
(Increase) decrease in notes and accounts receivable	(1,337)	589	6	1,926	(3,710)
(Increase) decrease in inventories	73	(2,529)	(24)	(2,602)	856
Increase (decrease) in notes and accounts payable	(6,859)	(2,665)	(25)	4,194	(17,309)
Other, net	(6,782)	(5,834)	(55)	948	4,353
Net cash provided by operating activities	1,461	4,191	40	2,730	43,262
II. Cash flows from investing activities					
Proceeds from sales of property, plant and equipment	782	189	2	(593)	20,653
Additions to property, plant and equipment	(14,406)	(10,497)	(99)	3,909	(62,188)
(Increase) decrease in loans receivable	1	---	---	(1)	(2)
Other, net	6,290	(560)	(6)	(6,850)	3,768
Net cash used in investing activities	(7,333)	(10,868)	(103)	(3,535)	(37,769)
Free cash flows (I + II)	(5,872)	(6,677)	(63)	(805)	5,493
III. Cash flows from financing activities					
Net repayments of borrowings	(2,918)	(894)	(8)	2,024	(20,456)
Other, net	(679)	(648)	(7)	31	(2,529)
Net cash used in financing activities	(3,597)	(1,542)	(15)	2,055	(22,985)
Effect of exchange rate changes on cash and cash equivalents	1,446	1,745	17	299	(2,408)
Net decrease in cash and cash equivalents	(8,023)	(6,474)	(61)	1,549	(19,900)
Cash and cash equivalents at beginning of period	185,372	165,472	1,561	(19,900)	185,372
Cash and cash equivalents at end of period	177,349	158,998	1,500	(18,351)	165,472

5. Segment Information

Breakdown of Net Sales by Market

Application

	Three Months Ended June 30, 2007		Three Months Ended June 30, 2008			Increase (decrease)		Year Ended March 31, 2008	
	Million Yen	% Total	Million Yen	Million USD	% Total	Million Yen	% Change	Million Yen	% Total
Communications	20,691	11.9	16,379	155	9.9	(4,312)	(20.8)	70,350	10.2
Computing and peripherals	29,534	17.0	29,986	283	18.0	452	1.5	119,352	17.4
Consumer electronics	33,048	19.0	32,135	303	19.3	(913)	(2.8)	134,546	19.6
Automotive and industrial	27,428	15.8	29,804	281	17.9	2,376	8.7	113,320	16.5
Multi-market ICs	22,579	13.0	21,037	198	12.7	(1,542)	(6.8)	89,643	13.0
Discrete, optical, and microwave devices	31,710	18.4	29,831	282	17.9	(1,879)	(5.9)	126,064	18.3
Semiconductor total	164,990	95.1	159,172	1,502	95.7	(5,818)	(3.5)	653,275	95.0
Other	8,583	4.9	7,110	67	4.3	(1,473)	(17.2)	34,470	5.0
Total	173,573	100.0	166,282	1,569	100.0	(7,291)	(4.2)	687,745	100.0

(Reference) Breakdown of Net Sales by Platform

In addition to reporting sales by market application, NEC Electronics also reports sales by platform.

	Three Months Ended June 30, 2007		Three Months Ended June 30, 2008			Increase (decrease)		Year Ended March 31, 2008	
	Million Yen	% Total	Million Yen	Million USD	% Total	Million Yen	% Change	Million Yen	% Total
SoC platform	63,630	36.7	63,278	597	38.1	(352)	(0.6)	251,295	36.5
MCU platform	44,354	25.6	44,611	421	26.8	257	0.6	180,113	26.2
Discrete and IC	57,006	32.8	51,283	484	30.8	(5,723)	(10.0)	221,867	32.3
Semiconductor total	164,990	95.1	159,172	1,502	95.7	(5,818)	(3.5)	653,275	95.0
Other	8,583	4.9	7,110	67	4.3	(1,473)	(17.2)	34,470	5.0
Total	173,573	100.0	166,282	1,569	100.0	(7,291)	(4.2)	687,745	100.0

Note: System-on-Chip (SoC) Platform: application specific integrated circuits (ASIC), application specific standard products (ASSP), memory

Microcomputer (MCU) Platform: microcontrollers, car audio controllers

Discrete and IC: display drivers, analog ICs, discrete, optical and microwave devices

Breakdown of Net Sales by Region

	Three Months Ended June 30, 2007		Three Months Ended June 30, 2008			Increase (decrease)	Year Ended March 31, 2008	
	Million Yen	% of Total	Million Yen	Million USD	% of Total	% Change	Million Yen	% of Total
Japan	93,193	53.7	89,085	840	53.5	(4.4)	370,238	53.8
United States of America	15,188	8.7	12,259	116	7.4	(19.3)	58,256	8.5
Europe	22,682	13.1	22,395	211	13.5	(1.3)	95,936	14.0
Asia	42,510	24.5	42,543	402	25.6	0.1	163,315	23.7
Total	173,573	100.0	166,282	1,569	100.0	(4.2)	687,745	100.0

Breakdown of Profit / Loss by Region

	Three Months Ended June 30, 2007		Three Months Ended June 30, 2008			Increase (decrease)	Year Ended March 31, 2008	
	Million Yen	% of Total	Million Yen	Million USD	% of Total	Million Yen	Million Yen	% of Total
Japan	(4,466)	---	(1,395)	(13)	---	3,071	(9,386)	---
United States of America	(235)	---	(5)	(0)	---	230	755	---
Europe	198	---	333	3	---	135	2,023	---
Asia	2,276	---	2,768	26	---	492	11,702	---
Total	(2,227)	---	1,701	16	---	3,928	5,094	---

6. Notes on Assumption for Going Concern

None

Summary of Consolidated Financial Results

	Three Months Ended June 30, 2007		Three Months Ended June 30, 2008			Increase (Decrease)	
	Billion Yen	% of Net Sales	Billion Yen	Million USD	% of Net Sales	Billion Yen	% Change
Net sales	173.6	100.0	166.3	1,569	100.0	(7.3)	(4.2)
Sales from semiconductors	165.0		159.2	1,502		(5.8)	(3.5)
Operating income (loss)	(2.2)	(1.3)	1.7	16	1.0	3.9	—
Income before income taxes	0.4	0.3	0.3	3	0.2	(0.2)	(36.2)
Net loss	(1.3)	(0.8)	(1.3)	(12)	(0.8)	0.0	—
Net loss per share of common stock:	Yen		Yen	USD		Yen	% Change
Basic	(10.74)		(10.66)	(0.10)		0.08	—
Diluted	(10.74)		(10.66)	(0.10)		0.08	—

	Billion Yen	Billion Yen	Million USD	Billion Yen	% Change
Capital expenditures	12.3	9.3	87	(3.0)	(24.5)
Depreciation and amortization	17.7	15.9	150	(1.7)	(9.9)
R&D expenses	29.3	26.4	250	(2.9)	(9.9)
	Yen	Yen			
Exchange rate (USD)	119	103			
Exchange rate (Euro)	160	160			

	March 31, 2008	June 30, 2008		Increase (Decrease)		June 30, 2007
	Billion Yen	Billion Yen	Million USD	Billion Yen	% Change	Billion Yen
Total assets	616.3	621.2	5,860	4.9	0.8	690.0
Shareholders' equity	227.1	230.1	2,171	3.0	1.3	268.7
	Persons	Persons		Persons	% Change	Persons
Number of employees	23,110	23,353		243	1.1	24,189

Notes

1. U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥106=U.S.$1.
2. All figures are rounded to the nearest 100 million yen.
3. The consolidated financial statements of NEC Electronics are prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.
4. The figures for operating income (loss) shown above represent net sales minus the cost of sales, research and development expenses, and selling, general and administrative expenses.
5. Net loss per share of common stock is calculated based on Statement of Financial Accounting Standards ("SFAS") No.128, "*Earnings per share*".
6. The figures for shareholders' equity are prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.
7. The quarterly review by the external auditor for financial information in this fiscal result is not completed. After release of the financial result, subsequent event or quarterly review by the external auditor could change financial information. In such a case, corrected information will be promptly press released.

Forward-Looking Statements

The statements in this press release with respect to the plans, strategies and financial outlook of NEC Electronics and its consolidated subsidiaries (collectively "NEC Electronics") are forward-looking statements involving risks and uncertainties. We caution you in advance that actual results may differ materially from such forward-looking statements due to several important factors including, but not limited to, general economic conditions in our markets, which are primarily Japan, North America, Asia, and Europe; demand for, and competitive pricing pressure on, products and services in the marketplace; ability to continue to win acceptance of products and services in these highly competitive markets; and fluctuations in currency exchange rates, particularly between the yen and the U.S. dollar. Among other factors, downturn of the world economy; deteriorating financial conditions in world markets, or deterioration in domestic and overseas stock markets, may cause actual results to differ from the projected results forecast.

About NEC Electronics

NEC Electronics Corporation (TSE: 6723) specializes in semiconductor products encompassing advanced technology solutions for the high-end computing and broadband networking markets; system solutions for the mobile handset, PC peripheral, automotive and digital consumer markets; and multi-market solutions for a wide range of customer applications. NEC Electronics Corporation has subsidiaries worldwide including NEC Electronics America, Inc. (www.am.necel.com) and NEC Electronics (Europe) GmbH (www.eu.necel.com). More information about NEC Electronics worldwide can be found at www.necel.com.

###

Empowered by Innovation NEC

082-34733

3-31-08
AR/S

RECEIVED
2008 AUG 12 P 12:1
OFFICE OF INTERNATIONAL CORPORATE

NEC ELECTRONICS

FINANCIAL REPORT 2008

Year ended March 31, 2008

NEC ELECTRONICS

08

CONTENTS

Management's discussion and analysis covers consolidated financial statements that are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Certain discussions regarding future events contained in this section reflect management's judgments as of March 31, 2008, the balance sheet date of the year under review.

NEC Electronics Corporation and its consolidated subsidiaries ("NEC Electronics," "we," "our," or "us") are leading integrated providers of system-level semiconductor solutions for electronic products and systems across a variety of key markets in the communications, computing and peripherals, consumer electronics, and automotive and industrial sectors. NEC Electronics Corporation ("the Company") began semiconductor business operations in 1956, and our cumulative expertise and technical capabilities allow us to offer our customers a broad array of solutions, ranging from general-purpose semiconductors to custom semiconductors.

The Company was established on November 1, 2002 as a wholly owned subsidiary of NEC Corporation ("NEC"), the result of a separation by new incorporation (*shinsetsu bunkatsu*) under the corporate separation (*kaisha bunkatsu*) provisions of the former Japanese Commercial Code.

Pursuant to NEC's separation plan, substantially all of NEC's semiconductor business operations and related assets and liabilities, excluding those related to the general-purpose DRAM business, were transferred to the Company, at historical cost, in exchange for the issuance to NEC of 100,000,000 shares. At the time of the Company's initial public offering on July 24, 2003, the Company issued 23,500,000 shares and NEC sold 10,500,000 shares. NEC also sold an additional 3,000,000 shares in connection with such initial public offering. As a result, and as of March 31, 2008, NEC beneficially owns 70.0% of the Company's issued shares, including shares placed in the retirement benefit trust.

Significant Accounting Policies and Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported value of assets and liabilities, the disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenues and expenses during the period presented. NEC Electronics evaluates its estimates and assumptions on an ongoing basis, and bases those estimates and assumptions on historical experience and on various other factors that are believed to be reasonable at the time the estimates and assumptions are made. Actual results may differ from these estimates and assumptions.

The Company believes when the following significant accounting policies are used, our estimates and assumptions could have a significant impact on our consolidated financial statements:

Allowance for Doubtful Accounts

NEC Electronics provides an allowance for doubtful accounts based on the historical write-off ratio for receivables and any specific doubtful accounts based on a case-by-case determination of collectibility. On the basis of information currently available, we consider the allowance for doubtful accounts to be adequate. However, changes in the underlying financial position of our customers, resulting in an impairment of their ability to make payments, may require additional provisions to this allowance.

Inventories

NEC Electronics analyzes all inventories, including slow-moving and obsolete inventory, and writes down such inventories to their estimated market value based on assumptions about future demand and market conditions.

If future demand and market conditions are less favorable than those projected, additional inventory write-downs may be required.

Investments

NEC Electronics holds investments with a long-range perspective to enhance partnerships with respect to such purposes as reinforcing sales framework, joint development, and technical collaboration.

These investments consist of marketable equity securities, and the stock of companies that are not publicly traded for which fair values are practically difficult to reasonably estimate. Marketable equity securities and nonpublic companies' stocks are included in marketable securities and other and stated at fair value and at cost, respectively.

When a decline in the value of investments is deemed to be other-than-temporary, NEC Electronics recognizes an impairment loss to the extent of the decline. In determining if and when such a decline in value is other-than-temporary, we evaluate market conditions, trends of earnings, significance of the decline, the duration of the decline, and other key measures. There were no significant gross unrealized holding losses in marketable securities as of March 31, 2008. The Company also believes that there is no impairment in investments, other as of March 31, 2008.

Future adverse changes in market conditions or poor operating results by the companies in which we have invested could result in losses, or an inability to recover the carrying value of the investments that is not reflected in the current carrying value of an investment, possibly requiring an impairment charge in the future.

Impairment of Long-lived Assets

Long-lived assets to be held and used, including license fees and other intangibles, are evaluated for impairment using an estimate of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the estimate of undiscounted cash flows is less than the carrying amount of the assets, an impairment loss is recorded based on the fair value of the assets.

Long-lived assets to be disposed of by sales are evaluated at the lower of carrying amount or fair value less cost to sell.

We believe that there were no long-lived assets that required the recording of an impairment loss at March 31, 2008. Changes in future technology trends or strategy may cause an impairment of long-lived assets.

Deferred Tax Assets

NEC Electronics has recorded deferred tax assets resulting on deductible temporary differences and net operating loss carryforwards, both of which will reduce taxable income in the future. We set up a valuation allowance to reduce deferred tax assets to an amount that is more likely than not to be realized.

We evaluate the necessity of a valuation allowance for each company based on the information currently available, such as historical income performance, estimates of future taxable income, and estimates of the timing of when temporary differences will reverse. As a result, based on estimates of the levels of future taxable income and other factors carried out at the Company, domestic subsidiaries, and its American subsidiary, NEC Electronics America, Inc., we recorded a valuation allowance of ¥115.1 billion ($1,151 million) at March 31, 2008.

Pension and Severance Plans

NEC Electronics recorded pension and severance costs and liabilities that are calculated from actuarial valuations. Changes in the related pension and severance costs and liabilities may occur in the future due to changes in assumptions such as the discount rate, the rate of increase in future compensation level and the expected long-term rate of return on plan assets, in addition to changes in the number of employees covered. Assumptions are evaluated at least annually; if circumstances change we change these assumptions. We amortize variations in the assumptions or actual results that differ from the assumptions over the average remaining service period of employees.

NEC Electronics applied 2.5% for the expected long-term rate of return on plan assets for the fiscal years ended March 31, 2007 and 2008. To determine the expected long-term rate of return on plan assets, we consider current and expected asset allocations, as well as historical and expected long-term rates of return on various categories of plan assets.

The assumed discount rate as of March 31, 2008 was 2.5%.

Contingent Liabilities

NEC Electronics is a defendant in several lawsuits and other litigation in which compensation for damages is being sought. At present, we have booked allowances to cover losses associated with these actions in such cases where these losses are reasonably estimable. Currently, no allowances have been made with respect to cases in which such losses cannot be reasonably estimated.

Results of Operations

Net Sales

Net sales decreased ¥4.5 billion, or 0.7%, to ¥687.7 billion ($6,877 million) for the fiscal year ended March 31, 2008, compared to net sales of ¥692.3 billion for the previous fiscal year. Although sales of semiconductors for consumer electronics and automotive and industrial applications were higher than the previous fiscal year, sales of semiconductors for communications applications were down on the previous fiscal year.

NET SALES



(¥ billion)
800
700
600
500
400
300
200
100
0
04 05 06 07 08
Years ended March 31

Our net sales by market application were as follows:

Communications

Net sales of semiconductors for communications applications decreased ¥29.3 billion, or 29.4%, to ¥70.4 billion ($704 million) for the fiscal year ended March 31, 2008, from ¥99.6 billion for the previous fiscal year. Sales of semiconductors for mobile phones decreased year on year as a result of a sharp drop in sales of LCD driver ICs and memory, brought about by lower unit sales as well as price declines.

Computing and Peripherals

Net sales of semiconductors for computing and peripherals applications decreased ¥4.4 billion, or 3.5%, to ¥119.4 billion ($1,194 million) for the fiscal year ended March 31, 2008, from ¥123.7 billion for the previous fiscal year. Sales of LCD driver ICs for LCD televisions and computer monitors were boosted by an increase in market demand. This growth was outweighed, however, by a large drop in sales of semiconductors for printers and other factors, causing sales of semiconductors for PC peripherals to fall year on year.

Consumer Electronics

Net sales of semiconductors for consumer electronics applications increased ¥13.8 billion, or 11.4%, to ¥134.5 billion ($1,345 million) for the fiscal year ended March 31, 2008, from ¥120.8 billion for the previous fiscal year. Although sales of semiconductors for digital cameras declined year on year, sales of semiconductors for game consoles and digital televisions increased. The ramp up of shipments of semiconductors for blue laser DVD also helped spur strong year-on-year growth.

Automotive and Industrial

Net sales of semiconductors for automotive and industrial applications increased ¥7.2 billion, or 6.8%, to ¥113.3 billion ($1,133 million) for the fiscal year ended March 31, 2008, from ¥106.1 billion for the previous fiscal year. Although sales of semiconductors for industrial equipment declined, sales of automotive semiconductors increased year on year, benefiting from the increase in electronic systems in vehicle and growth in our share of the automotive microcontroller market in Japan and Europe.

Multi-market ICs

Net sales of multi-market ICs increased ¥0.7 billion, or 0.8%, to ¥89.6 billion ($896 million) for the fiscal year ended March 31, 2008, from ¥89.0 billion for the previous fiscal year. This growth largely reflected higher sales of general-purpose microcontrollers year on year.

Discrete, Optical and Microwave Devices

Net sales of discrete, optical and microwave devices increased ¥5.5 billion, or 4.6%, to ¥126.1 billion ($1,261 million) for the fiscal year ended March 31, 2008, from ¥120.6 billion for the previous fiscal year. The increase was mainly due to higher sales of discrete semiconductors and compound semiconductors year on year.

Other

Other sales mainly consist of sales subsidiaries' resale of color LCD panels and other non-semiconductor products and services. Our other sales increased ¥1.9 billion, or 5.9%, to ¥34.5 billion ($345 million) for the fiscal year ended March 31, 2008, from ¥32.5 billion for the previous fiscal year.

The business operations in this category are not core operations.

Cost of Sales

Cost of sales decreased ¥16.4 billion, or 3.3%, to ¥485.7 billion ($4,857 million) for the fiscal year ended March 31, 2008, from ¥502.1 billion for the previous fiscal year. Measures were enacted to enhance productivity and cost efficiency, reducing the cost of sales as a percentage of net sales from 72.5% to 70.6%.

Research and Development Expenses

Research and development ("R&D") expenses decreased ¥19.5 billion, or 14.8%, to ¥112.3 billion ($1,123 million) for the fiscal year ended March 31, 2008, from ¥131.8 billion for the previous fiscal year. The decrease was primarily a result of measures to control R&D expenses under the Company's policy of selection and focus. As a percentage of net sales, R&D expenses decreased from 19.0% for the fiscal year ended March 31, 2007 to 16.3%. For the fiscal years ended March 31, 2007 and 2008, R&D expenses included net fees of ¥3.2 billion and ¥4.2 billion ($42 million), respectively, in connection with research provided by NEC's laboratories.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased ¥2.3 billion, or 2.7%, to ¥84.7 billion ($847 million) for the fiscal year ended March 31, 2008, from ¥87.0 billion for the previous fiscal year. As a percentage of net sales, selling, general and administrative expenses decreased from 12.6% for the fiscal year ended March 31, 2007 to 12.3%.

INCOME (LOSS) BEFORE INCOME TAXES
(¥ billion)


50
25
0
-25
-50
04 05 06 07 08
Years ended March 31

NET INCOME (LOSS)
(¥ billion)


50
25
0
-25
-50
-75
-100
04 05 06 07 08
Years ended March 31

Provision for Income Taxes

NEC Electronics' loss before income taxes, provision for income taxes, and effective tax rate for the fiscal years ended March 31, 2007 and 2008 were as follows:

	Billions of yen		Millions of U.S. dollars
Year ended March 31	2007	**2008**	**2008**
Income (loss) before income taxes	¥(35.4)	**¥(3.3)**	**$(33)**
Provision for income taxes			
Current	2.1	**3.9**	**39**
Deferred	3.0	**8.4**	**84**
Effective tax rate (%)	—	**—**	**—**

Minority Interest in Income of Consolidated Subsidiaries

NEC Electronics recorded minority interest in income of a consolidated subsidiary in China of ¥0.3 billion ($3 million) for the fiscal year ended March 31, 2008, compared to minority interest in income of ¥0.6 billion for the fiscal year ended March 31, 2007.

Net Loss

NEC Electronics recorded a net loss of ¥16.0 billion ($160 million), representing minus 2.3% of net sales, for the fiscal year ended March 31, 2008, compared to a net loss of ¥41.5 billion for the previous fiscal year.

Geographical Segment Analysis

Our net sales on a geographic basis were as follows:

Japan

Net sales in Japan decreased ¥7.1 billion, or 1.9%, to ¥370.2 billion ($3,702 million) for the fiscal year ended March 31, 2008, from ¥377.3 billion for the previous fiscal year. Although there was an increase in sales of semiconductors for game consoles and digital televisions, this was outweighed by lower sales of LCD driver ICs for mobile phones, and semiconductors for printers, digital cameras.

United States of America

Net sales in the United States of America decreased ¥9.2 billion, or 13.6%, to ¥58.3 billion ($583 million) for the fiscal year ended March 31, 2008, from ¥67.5 billion for the previous fiscal year. The decrease was primarily due to a decline in sales of system memory for mobile phones and semiconductors for game consoles.

Europe

Net sales in Europe increased ¥7.0 billion, or 7.9%, to ¥95.9 billion ($959 million) for the fiscal year ended March 31, 2008, from ¥88.9 billion for the previous fiscal year. The increase was primarily due to higher sales of semiconductors for automobiles and general-purpose microcontrollers.

Asia

Net sales in Asia, excluding Japan, increased ¥4.7 billion, or 3.0%, to ¥163.3 billion ($1,633 million) for the fiscal year ended March 31, 2008, from ¥158.6 billion for the previous fiscal year. The increase was primarily due to growth in sales of products such as general-purpose microcontrollers, and discrete semiconductors mainly for battery-operated equipment.

Seasonality

NEC Electronics' main customers for semiconductor products are manufacturers of consumer electronic products.

Our net sales are generally higher from July through December compared to the period from January through June. This is due to the higher volume of product sales to customers that manufacture consumer products for the year-end holiday season.

Effect of Change in Exchange Rates on Foreign Currency

The average annual exchange rate of the Japanese yen against the U.S. dollar during the fiscal year ended March 31, 2008 was higher compared to the fiscal year ended March 31, 2007. This decreased the yen-denominated amount of U.S. dollar-denominated sales, thereby contributing to decreased earnings. From time to time, we enter into foreign currency forward exchange contracts to reduce exposure to market risks from fluctuations in foreign currency exchange. We recorded a net foreign exchange loss of ¥1.1 billion ($11 million) for the fiscal year ended March 31, 2008. Assets and liabilities of foreign subsidiaries are translated into Japanese yen at the exchange rate in effect on the balance sheet date. Revenue and expenses are translated at the average exchange rate for the fiscal year. Adjustments resulting from the translation are accumulated and recorded in "accumulated other comprehensive income (loss)" in the consolidated balance sheets.

For details, see note 2 to our consolidated financial statements.

Liquidity and Capital Resources

EQUITY RATIO



(%)
60
45
30
15
0
04 05 06 07 08
Years ended March 31

NEC Electronics' financial policy is to secure adequate liquidity and capital resources for its operations and to maintain the strength of its balance sheet. In order to secure stable long-term capital resources, the Company issued convertible bond notes with share acquisition rights (zero coupon unsecured yen convertible bonds due 2011) on May 27, 2004 and raised ¥110.0 billion. The bond is subject to certain covenants. Under the conditions of the covenants, during a certain period, bondholders have the right to claim conversion if the stock price exceeds 110% or more of the conversion price of ¥9,860 ($99), as of March 31, 2008. In addition, the bond carries a call option that gives the Company the right to call the bond at the principal amount after May 27, 2008, if the Company's stock price exceeds 130% or more of the conversion price for 30 consecutive trading days. As of March 31, 2008, our total amount of long-term debt was ¥0.6 billion ($6 million) and the outstanding balance of convertible bonds was ¥110.0 billion ($1,100 million). In addition, we also have a revolving credit facility under which an aggregate of up to ¥20.0 billion ($200 million) in short-term loans is available to meet unforeseen short-term financing needs.

As of March 31, 2008, the total amount of interest-bearing debt, including convertible bonds, borrowings, and obligations under certain capital leases, was ¥116.6 billion ($1,166 million). As of March 31, 2008, we had ¥165.5 billion ($1,655 million) in cash and cash equivalents to maintain liquidity. We believe that the cash and cash equivalents, the availability of short-term credit facilities, and the Company's cash flows from operations, are sufficient to meet its current cash requirements, including capital expenditures and debt service, for the foreseeable future. In order to facilitate access to global capital markets, the Company has obtained credit ratings from Rating and Investment Information, Inc. (R&I), one of Japan's major credit rating agencies. As of March 31, 2008, the Company's senior long-term credit and current short-term debt ratings from R&I are BBB+ and a-2, respectively.

Financial Position

Total Assets and Shareholders' Equity

Total assets at March 31, 2008 totaled ¥616.3 billion ($6,163 million), a ¥79.6 billion decrease from ¥695.9 billion at March 31, 2007. This was mainly due to a ¥37.1 billion decrease in property, plant and equipment due to lower capital expenditures, and depreciation and others, as well as a ¥19.9 billion decrease in cash and cash equivalents for the repayment of debt, and a significant decline in shareholders' equity from consolidated net loss.

NET CASH PROVIDED BY OPERATING ACTIVITIES
(¥ billion)


150
120
90
60
30
0
04 05 06 07 08
Years ended March 31

Cash Flow

Net cash provided by operating activities decreased ¥23.5 billion to ¥43.3 billion ($433 million) for the fiscal year ended March 31, 2008, from ¥66.7 billion for the previous fiscal year. Despite posting consolidated net loss and a decrease in accounts payable, depreciation and amortization in the amount of ¥75.1 billion ($751 million) resulted in a net cash inflow.

Net cash used in investing activities decreased ¥40.7 billion to ¥37.8 billion ($378 million) for the fiscal year ended March 31, 2008, from ¥78.5 billion for the previous fiscal year. Although proceeds from the transfer of the photomask business resulted in cash inflows, this was partially offset by payments for the purchase of property, plant and equipment in the amount of ¥62.2 billion ($622 million).

Net cash used in financing activities was ¥23.0 billion ($230 million) for the fiscal year ended March 31, 2008, an increase of ¥7.7 billion from ¥15.3 billion for the previous fiscal year, mainly as a result of repayment of debt.

NET CASH USED IN INVESTING ACTIVITIES
(¥ billion)


150
120
90
60
30
0
04 05 06 07 08
Years ended March 31

Capital Expenditures

NEC Electronics' capital expenditures for the fiscal years ended March 31, 2007 and 2008 were ¥105.9 billion and ¥56.1 billion ($561 million), respectively. For the fiscal year ended March 31, 2008, capital expenditures were largely allocated to the upgrade and expansion of our 300mm wafer line, and assembly and testing lines.

Off-balance Sheet Arrangements

NEC Electronics securitizes receivables by selling certain trade receivables to Special Purpose Entities ("SPEs") and others without recourse from time to time. The purpose of these securitization transactions is to enhance asset efficiency. NEC Electronics services, administers and collects the securitized trade receivables on behalf of the SPEs and others. We received proceeds from securitization transactions of ¥2.0 billion ($20 million) for the fiscal year ended March 31, 2008. No such proceeds were recorded for the fiscal year ended March 31, 2007.

NEC Electronics has also sold portions of its machinery and equipment to leasing companies and to certain SPEs, leasing them back for periods of less than five years, for the purpose of eliminating risks associated with a decline in the value of obsolete production facilities, as well as stabilizing cash flows. These transactions are treated as operating leases for accounting purposes. The amount of machinery and equipment sold for lease back to NEC Electronics in the fiscal years ended March 31, 2007 and 2008 were ¥38.6 billion and ¥18.6 billion ($186 million), respectively.

NET CASH PROVIDED BY FINANCING ACTIVITIES

(¥ billion)


75
50
25
0
-25
04 05 06 07 08
Years ended March 31

CAPITAL EXPENDITURES

(¥ billion)


200
160
120
80
40
0
04 05 06 07 08
Years ended March 31

Risk Factors

NEC Electronics recognizes the following as some of the most significant risk factors faced in its business operations.

Impact of Market Fluctuations

Although NEC Electronics carefully monitors changes in market conditions, it is difficult to completely avoid the impact of market fluctuations due to economic cycles in countries around the world and changes in the demand for end products. Market downturns, therefore, could lead to sales declines, as well as lower fab utilization rates which may in turn result in diminished cost ratios, ultimately leading to a significant deterioration in profits.

Foreign Currency Fluctuations

The operating results and financial position of NEC Electronics are affected by fluctuations in foreign currency exchange markets. We take various measures to avert or reduce risks relating to fluctuations in the foreign currency exchange markets, such as forward exchange contracts. However, these fluctuations may impact the yen value of assets and liabilities arising from business transactions in foreign currencies, as well as the costs and sales denominated in foreign currencies. In addition, conversion of the financial statements of the Company's overseas subsidiaries into Japanese yen, which is the reporting currency of NEC Electronics, may also affect our assets and liabilities, as well as earnings and expenses.

Natural Disasters

Natural disasters such as earthquakes, typhoons, and floods, as well as accidents, acts of terror and other factors beyond the control of NEC Electronics, could severely damage semiconductor manufacturing facilities and other facilities. NEC Electronics owns facilities in areas where earthquakes occur at a frequency higher than the global average. Consequently, the effects of earthquakes and other events could force a halt to manufacturing and other operations. We are insured against losses and damages relating to earthquakes, however, the insurance may be unable to cover all the losses and damages if the earthquake is extraordinarily severe.

Competition

The semiconductor industry is extremely competitive, and NEC Electronics is exposed to fierce competition from rival companies around the world in areas such as product performance, structure, pricing and quality. To maintain competitiveness, we take various measures including development of leading edge technologies, standardizing design, and cost reduction, but in the event that we are not competitive, our market share may decline, which may negatively impact the financial results. Price competition for the purpose of maintaining market share may also lead to sharp declines in the market price of our products. When this cannot be offset by cost reductions, our gross profit margin ratio may decline.

Product Defects, Anomalies and Malfunctions

Although NEC Electronics makes an effort to improve the quality of semiconductor products and related software, they may contain defects, anomalies or malfunctions that are undetectable at the time of shipment due to increased sophistication of technologies and diversity of ways in which our products are used by customers. These defects, anomalies or malfunctions could be discovered after our products are embedded in customers' end products, resulting in the return or exchange of our products, claims for compensatory damages, or discontinuation of the use of our products, which could negatively impact the profits and operating results. To prepare for such events, NEC Electronics has product liability insurance and recall insurance, but it is not guaranteed that the full costs of reimbursements would be covered by these.

Impairment of Long-Lived Assets

NEC Electronics has recorded tangible fixed assets and many other long-lived assets in its consolidated balance sheet, and periodically reviews whether it will be able to recover the recorded residual value of these assets in the form of future cash flows. If these assets do not generate sufficient cash flows, we may be forced to recognize an impairment in their value.

Information Management

NEC Electronics has in its possession a great deal of confidential information relating to its business activities. While such confidential information is managed according to internal regulations specifically designed for that purpose, there is always the risk that information may leak due to unforeseen circumstances. Should such an event occur, there is a likelihood that customer confidence and social trust would deteriorate, resulting in a negative effect on our performance.

Environmental Factors

NEC Electronics strives to decrease its environmental impact in accordance with the "NEC Electronics Environmental Policy," with respect to diversified and complex environmental issues such as global warming, air pollution, industrial waste, tightening of hazardous substance regulation, and soil pollution. There is the possibility that, regardless of whether or not there is negligence in its pursuit of business activities, NEC Electronics could bear legal or social responsibility for environmental problems. Should such an event occur, the burden of expenses for resolution could potentially be high, and we could suffer an erosion of social trust.

Legal Issues

NEC Electronics' products utilize a wide range of technologies, and it is possible that a third party may claim that certain of our technologies infringe upon its intellectual property rights. In the event of such claims, we may incur substantial costs related to legal actions and other expenses in our defense and/or that of our customers. Depending on the outcome of these claims, we could be ordered to pay substantial amounts in damages or be forced to cease use of such technology due to the demand for excessive license fees which are not economically feasible.

Our operations are subject to various laws and regulations in Japan and other countries around the world, pertaining to the environment, safety, fair business practices and other matters. We strive to comply fully with these laws and regulations. However, in the event of a lawsuit or legal proceeding based on violations of such laws and regulations, a ruling against us could negatively impact our earnings and operating results.

NEC Electronics America, Inc. has resolved by settlement the class action civil antitrust lawsuits from direct purchasers (customers who had directly purchased DRAM from NEC Electronics in the past), but it is still in litigation, or in settlement negotiations along with NEC, with several customers who have opted out of such class action lawsuits. NEC Electronics America has also been named as one of the defendants in numerous class action civil lawsuits from indirect purchasers (customers who had purchased products containing DRAM), as well as a number of antitrust lawsuits filed by the Attorneys General of numerous states in the U.S.

Additionally, NEC Electronics, together with NEC, is fully cooperating with the European Commission in its investigation of potential violations of European competition laws in the DRAM industry.

Furthermore, NEC Electronics is also subject to (1) investigations in connection with potential antitrust violations in the SRAM industry being conducted by the U.S. Department of Justice and the European Commission, (2) investigations in connection with potential antitrust violations in the semiconductor industry (including the SRAM industry) by the Korea Fair Trade Commission, as well as (3) investigations by the U.S. Department of Justice, the European Commission, the Korea Fair Trade Commission, and the Competition Bureau of Canada in connection with potential antitrust violations in the thin-film transistor liquid crystal display (TFT-LCD) industry. Following the initiation of investigations by the U.S. Department of Justice into the SRAM and TFT-LCD industries, numerous class action civil antitrust lawsuits seeking damages for alleged antitrust violations in the SRAM industry have been brought against NEC Electronics America and NEC Electronics Corporation in the United States and elsewhere, and numerous class action civil antitrust lawsuits seeking damages for alleged antitrust violations in the TFT-LCD industry have been brought against NEC Electronics America in the United States and elsewhere.

Although the outcome of the aforementioned investigations, antitrust lawsuits and settlement negotiations is not known at this time, NEC Electronics, in consultation with NEC, has recorded the probable and reasonably estimable losses for the U.S. DRAM civil lawsuits as approximately ¥2.7 billion ($27 million) for unpaid amounts and unpaid expenses pertaining to civil lawsuits and settlements with customers in the U.S. In relation to other civil lawsuits and the aforementioned investigations, it is not possible to determine whether the Company will incur liabilities relating to lawsuits or come under investigation for other reasons. Furthermore, it is not possible to create reasonable estimates of any incurred expenses or losses related to the above at the present time.

CONSOLIDATED BALANCE SHEETS

NEC Electronics Corporation and Consolidated Subsidiaries
As of March 31, 2007 and 2008

ASSETS	Millions of yen 2007	Millions of yen 2008	Thousands of U.S. dollars 2008
Current assets:			
Cash and cash equivalents	¥ 185,372	¥ **165,472**	$ **1,654,720**
Notes and accounts receivable, trade:			
Related parties	11,793	**11,991**	**119,910**
Other	88,313	**84,513**	**845,130**
Allowance for doubtful notes and accounts	(563)	**(152)**	**(1,520)**
Inventories	79,165	**75,839**	**758,390**
Deferred tax assets	6,795	**899**	**8,990**
Prepaid expenses and other current assets	7,331	**5,553**	**55,530**
Total current assets	378,206	**344,115**	**3,441,150**
Investments:			
Marketable securities	5,997	**3,345**	**33,450**
Other:			
Affiliated companies	746	**539**	**5,390**
Other	411	**681**	**6,810**
	7,154	**4,565**	**45,650**
Property, plant and equipment:			
Land	16,849	**15,708**	**157,080**
Buildings	244,852	**239,406**	**2,394,060**
Machinery and equipment	965,005	**931,709**	**9,317,090**
Construction in progress	18,829	**21,717**	**217,170**
	1,245,535	**1,208,540**	**12,085,400**
Accumulated depreciation	(949,304)	**(949,389)**	**(9,493,890)**
	296,231	**259,151**	**2,591,510**
Other assets:			
Deferred tax assets	3,892	**2,062**	**20,620**
License fees and other intangibles	9,357	**5,471**	**54,710**
Other	1,046	**940**	**9,400**
	14,295	**8,473**	**84,730**
	¥ 695,886	¥ **616,304**	$ **6,163,040**

See notes to consolidated financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of yen		Thousands of U.S. dollars
	2007	2008	2008
Current liabilities:			
Short-term borrowings	¥ 3,609	¥ **954**	$ **9,540**
Current portion of long-term debt	15,914	**619**	**6,190**
Current portion of obligation under capital leases to related parties	1,080	**821**	**8,210**
Notes and accounts payable, trade:			
Related parties	31,198	**26,188**	**261,880**
Other	101,269	**81,123**	**811,230**
Accounts payable, other and accrued expenses:			
Related parties	4,649	**4,593**	**45,930**
Other	53,651	**53,463**	**534,630**
Accrued income taxes	2,792	**2,049**	**20,490**
Other current liabilities	8,798	**9,905**	**99,050**
Total current liabilities	222,960	**179,715**	**1,797,150**
Long-term liabilities:			
Long-term debt	110,634	**110,000**	**1,100,000**
Obligation under capital leases to related parties	4,793	**4,207**	**42,070**
Accrued pension and severance costs	71,535	**74,460**	**744,600**
Deferred tax liabilities	10,847	**11,068**	**110,680**
Other	5,214	**4,540**	**45,400**
	203,023	**204,275**	**2,042,750**
Minority shareholders' equity in consolidated subsidiaries	4,835	**5,176**	**51,760**
Commitments and contingent liabilities			
Shareholders' equity:			
Common stock	85,955	**85,955**	**859,550**
Authorized — 400,000,000 shares			
Issued and outstanding — 123,500,000 shares			
Additional paid-in capital	281,039	**281,073**	**2,810,730**
Accumulated deficit	(98,901)	**(114,896)**	**(1,148,960)**
Accumulated other comprehensive income (loss)	(3,017)	**(24,984)**	**(249,840)**
Treasury stock, at cost:			
2007 — 1,445 shares	(8)		
2008 — 2,039 shares		**(10)**	**(100)**
	265,068	**227,138**	**2,271,380**
	¥695,886	**¥ 616,304**	**$ 6,163,040**

CONSOLIDATED STATEMENTS OF OPERATIONS

NEC Electronics Corporation and Consolidated Subsidiaries
For the years ended March 31, 2006, 2007 and 2008

			Millions of yen	Thousands of U.S. dollars
	2006	2007	**2008**	**2008**
Sales and other income:				
Net sales	¥645,963	¥692,280	**¥687,745**	**$6,877,450**
Gain on sales of property, plant and equipment and other	1,917	2,548	**1,861**	**18,610**
Net gain on business transfer	—	—	**2,040**	**20,400**
Interest and dividend income	1,078	1,929	**2,152**	**21,520**
Gain on disposition of investments in securities	1,365	6,436	**—**	**—**
	650,323	703,193	**693,798**	**6,937,980**
Costs and expenses:				
Cost of sales	477,476	502,086	**485,683**	**4,856,830**
Research and development	120,874	131,751	**112,300**	**1,123,000**
Selling, general and administrative	83,302	87,000	**84,668**	**846,680**
Restructuring charges	1,683	4,192	**7,931**	**79,310**
Litigation and settlement expense	3,413	1,435	**—**	**—**
Loss on sales or disposal of property, plant and equipment and other	4,132	9,229	**4,634**	**46,340**
Interest expense	874	698	**741**	**7,410**
Net foreign exchange loss	519	1,197	**1,091**	**10,910**
Loss on investments in securities	436	980	**2**	**20**
	692,709	738,568	**697,050**	**6,970,500**
Loss before income taxes	(42,386)	(35,375)	**(3,252)**	**(32,520)**
Provision for income taxes	56,166	5,105	**12,285**	**122,850**
Loss before minority interest, equity in loss of affiliated companies	(98,552)	(40,480)	**(15,537)**	**(155,370)**
Minority interest in income (loss) of consolidated subsidiaries	(354)	552	**251**	**2,510**
Loss before equity in loss of affiliated companies	(98,198)	(41,032)	**(15,788)**	**(157,880)**
Equity in loss of affiliated companies	—	(468)	**(207)**	**(2,070)**
Net loss	¥ (98,198)	¥(41,500)	**¥(15,995)**	**$ (159,950)**

			Yen	U.S. dollars
	2006	2007	**2008**	**2008**
Basic net loss per share	¥ (795.13)	¥(336.04)	**¥(129.52)**	**$ (1.30)**
Diluted net loss per share	(795.13)	(336.04)	**(129.52)**	**(1.30)**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

NEC Electronics Corporation and Consolidated Subsidiaries
For the years ended March 31, 2006, 2007 and 2008

						Millions of yen
	Common stock	Additional paid-in capital	Retained earnings (Accumulated deficit)	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total
Balance at March 31, 2005	¥85,955	¥276,693	¥ 40,829	¥ (9,608)	¥ (6)	¥393,863
Contribution to capital		6,092				6,092
Transaction under common control		(1,974)				(1,974)
Compensation expense for stock options		203				203
Comprehensive income (loss):						
Net loss			(98,198)			(98,198)
Other comprehensive income (loss):						
Foreign currency translation adjustments				4,757		4,757
Minimum pension liability adjustment, net of tax				1,243		1,243
Unrealized gains (losses) on marketable securities, net of tax				2,304		2,304
Unrealized gains (losses) on derivative financial instruments, net of tax				(38)		(38)
Comprehensive income (loss)						(89,932)
Purchase of treasury stock, at cost					(1)	(1)
Balance at March 31, 2006	¥85,955	¥281,014	¥ (57,369)	¥ (1,342)	¥ (7)	¥308,251
Compensation expense for stock options		25				25
Comprehensive income (loss):						
Net loss			(41,500)			(41,500)
Other comprehensive income (loss):						
Foreign currency translation adjustments				2,789		2,789
Minimum pension liability adjustment, net of tax				(878)		(878)
Unrealized gains (losses) on marketable securities, net of tax				(3,336)		(3,336)
Unrealized gains (losses) on derivative financial instruments, net of tax				12		12
Comprehensive income (loss)						(42,913)
Adjustment to initially apply SFAS No. 158, net of tax				(262)		(262)
Effect of change in fiscal year-end of certain subsidiary			(32)			(32)
Purchase of treasury stock, at cost					(1)	(1)
Balance at March 31, 2007	¥85,955	¥281,039	¥ (98,901)	¥ (3,017)	¥ (8)	¥265,068
Compensation expense for stock options		**34**				**34**
Comprehensive income (loss):						
Net loss			**(15,995)**			**(15,995)**
Other comprehensive income (loss):						
Foreign currency translation adjustments				**(8,589)**		**(8,589)**
Pension liability adjustment, net of tax				**(11,800)**		**(11,800)**
Unrealized gains (losses) on marketable securities, net of tax				**(1,578)**		**(1,578)**
Comprehensive income (loss)						**(37,962)**
Purchase of treasury stock, at cost					**(2)**	**(2)**
Balance at March 31, 2008	**¥85,955**	**¥281,073**	**¥(114,896)**	**¥(24,984)**	**¥(10)**	**¥227,138**

						Thousands of U.S. dollars
	Common stock	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total
Balance at March 31, 2007	$859,550	$2,810,390	$ (989,010)	$ (30,170)	$ (80)	$2,650,680
Compensation expense for stock options		**340**				**340**
Comprehensive income (loss):						
Net loss			**(159,950)**			**(159,950)**
Other comprehensive income (loss):						
Foreign currency translation adjustments				**(85,890)**		**(85,890)**
Pension liability adjustment, net of tax				**(118,000)**		**(118,000)**
Unrealized gains (losses) on marketable securities, net of tax				**(15,780)**		**(15,780)**
Comprehensive income (loss)						**(379,620)**
Purchase of treasury stock, at cost					**(20)**	**(20)**
Balance at March 31, 2008	**$859,550**	**$2,810,730**	**$(1,148,960)**	**$(249,840)**	**$(100)**	**$2,271,380**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

NEC Electronics Corporation and Consolidated Subsidiaries
For the years ended March 31, 2006, 2007 and 2008

	Millions of yen			Thousands of U.S. dollars
	2006	2007	**2008**	**2008**
Cash flows from operating activities:				
Net loss	¥ (98,198)	¥ (41,500)	**¥(15,995)**	**$ (159,950)**
Adjustments to reconcile net loss to net cash provided by operating activities:				
Depreciation and amortization	89,342	82,960	**75,067**	**750,670**
Deferred income taxes	46,637	2,998	**8,352**	**83,520**
Loss on property, plant and equipment, net	2,817	5,983	**3,559**	**35,590**
Realized (gain) loss on marketable securities	178	(6,383)	**—**	**—**
Provision for pension and severance costs, less payments	1,072	(1,115)	**(7,962)**	**(79,620)**
Equity in loss of affiliated companies	—	468	**207**	**2,070**
Minority interest in income (loss) of consolidated subsidiaries	(354)	552	**251**	**2,510**
Net gain of business transfer	—	—	**(2,040)**	**(20,400)**
(Increase) decrease in notes and accounts receivable	(7,928)	15,985	**(3,710)**	**(37,100)**
(Increase) decrease in inventories	(3,062)	(9,333)	**856**	**8,560**
Increase (decrease) in notes and accounts payable	5,675	16,171	**(17,309)**	**(173,090)**
Increase (decrease) in other current liabilities	6,605	(4,239)	**2,884**	**28,840**
Other, net	7,106	4,184	**(898)**	**(8,980)**
Net cash provided by operating activities	49,890	66,731	**43,262**	**432,620**
Cash flows from investing activities:				
Proceeds from sales of property, plant and equipment	56,474	39,803	**20,653**	**206,530**
Additions to property, plant and equipment	(106,642)	(121,126)	**(62,188)**	**(621,880)**
Proceeds from sales of marketable securities	395	3,660	**—**	**—**
Purchase of marketable securities	(816)	—	**—**	**—**
Investments in affiliated companies	—	(1,400)	**—**	**—**
(Increase) decrease in loans receivable	(223)	242	**(2)**	**(20)**
Proceeds from business transfer, net of cash transferred	—	—	**5,340**	**53,400**
Increase in other investment securities	(1,021)	—	**(328)**	**(3,280)**
Other, net	(2,840)	324	**(1,244)**	**(12,440)**
Net cash used in investing activities	(54,673)	(78,497)	**(37,769)**	**(377,690)**
Cash flows from financing activities:				
Proceeds from long-term debt	2,335	—	**—**	**—**
Repayments of long-term debt	(10,581)	(7,191)	**(15,980)**	**(159,800)**
Increase (decrease) in short-term borrowings, net	124	(4,018)	**(2,711)**	**(27,110)**
Repayments of lease obligation to related parties	(1,198)	(1,865)	**(1,765)**	**(17,650)**
Dividends paid	(1,235)	—	**—**	**—**
Transaction under common control	(1,974)	—	**—**	**—**
Payments on intangible assets purchase contracts	—	(2,196)	**(2,527)**	**(25,270)**
Other, net	(1)	(3)	**(2)**	**(20)**
Net cash used in financing activities	(12,530)	(15,273)	**(22,985)**	**(229,850)**
Effect of exchange rate changes on cash and cash equivalents	2,682	1,595	**(2,408)**	**(24,080)**
Net decrease in cash and cash equivalents	(14,631)	(25,444)	**(19,900)**	**(199,000)**
Effect of change in fiscal year-end of certain subsidiary	—	(244)	**—**	**—**
Cash and cash equivalents at beginning of year	225,691	211,060	**185,372**	**1,853,720**
Cash and cash equivalents at end of year	¥ 211,060	¥ 185,372	**¥165,472**	**$1,654,720**
Supplemental disclosures of cash flow information:				
Cash paid during the year for:				
Interest	¥ 927	¥ 706	**¥ 765**	**$ 7,650**
Income taxes	8,217	33	**4,572**	**45,720**
Non-cash investing and financing transaction:				
Contribution to capital	6,092	—	**—**	**—**
Machinery and equipment obtained by capital leases	3,337	220	**928**	**9,280**
Intangible assets purchase contracts	5,243	721	**—**	**—**

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NEC Electronics Corporation and Consolidated Subsidiaries

1. Background and Basis of Presentation

NEC Electronics Corporation was formed on November 1, 2002 as a wholly owned subsidiary of NEC Corporation ("NEC") as a result of a separation by new incorporation (*shinsetsu bunkatsu*) under the corporate separation (*kaisha bunkatsu*) provisions of the former Japanese Commercial Code. Pursuant to NEC's separation plan, substantially all of NEC's semiconductor business operations and related assets and liabilities, excluding those related to the general-purpose DRAM business, were transferred to NEC Electronics Corporation, at historical cost, in exchange for the issuance to NEC of 100,000,000 shares of its common stock. On November 1, 2002, NEC Electronics Corporation acquired most of the assets that were intended to be transferred from NEC by operation of law. However, certain asset transfers, specifically, the investments in NEC Electronics (China) Co., Ltd., previously named Beijing Hua Hong NEC IC Design Co., Ltd., and Shougang NEC Electronics Co., Ltd., were subject to Chinese government approval and registration. These transfers were completed during the year ended March 31, 2004. The accompanying consolidated financial statements have been prepared on the basis that all intended asset transfers, including the investments in these Chinese subsidiaries, had been completed as planned for the periods prior to corporate separation. NEC had operated the businesses which were transferred to NEC Electronics Corporation as an internal division and through various business units and subsidiaries.

NEC Electronics Corporation and its subsidiaries (the "Company") is a leading integrated provider of system-level semiconductor solutions for electronic products and systems across a variety of key markets in the communications, computing and peripherals, consumer electronics, and automotive and industrial sectors.

2. Significant Accounting Policies

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of consolidation

The consolidated financial statements include the accounts of NEC Electronics Corporation and all entities in which NEC Electronics Corporation has a controlling financial interest. All significant intercompany transactions and accounts are eliminated. For purposes of financial reporting, a certain foreign subsidiary has a December 31 fiscal year-end. Therefore, the Company recognizes the financial position and results of operations of such subsidiary on a basis of a three-month lag. There have been no significant transactions with such subsidiary during the periods from January 1 to March 31.

During the year ended March 31, 2007, a certain subsidiary changed the fiscal year-end to March 31 from December 31, in order to conform the subsidiary's year-end with that of the Company. The loss of the subsidiary for the months that exceeds twelve months was directly charged to the accumulated deficit.

Cash equivalents

All highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.

Foreign currency translation

Foreign currency transactions are measured at the applicable rates of exchange prevailing at the transaction dates. Assets and liabilities denominated in foreign currencies at the balance sheet date are remeasured at the applicable rates of exchange prevailing at that date. Exchange differences are charged or credited to income.

Assets and liabilities of foreign subsidiaries are translated into yen at applicable year-end rates of exchange, and all revenue and expense accounts are translated at average rates of exchange prevailing during the year. The resulting translation adjustments are accumulated and included in accumulated other comprehensive income (loss), classified as part of shareholders' equity.

Allowance for doubtful accounts

An allowance for doubtful accounts is provided based on credit loss history and an evaluation of any specific doubtful accounts.

Investments

The Company classifies its marketable equity securities as available-for-sale, which are reported at fair value with unrealized gains and losses included in accumulated other comprehensive income (loss), net of tax. When a decline in value of the marketable security is deemed to be other-than-temporary, the Company recognizes an impairment loss to the extent of the decline. In determining if and when such a decline in value is other-than-temporary, the Company evaluates market conditions, trends of earnings, and other key measures. Realized gains or losses on the sale of marketable securities are based on the average cost of a particular security held at the time of sale.

The investments in affiliated companies (investees over which the Company has the ability to exercise significant influence, and corporate joint ventures) are accounted for by the equity method.

Other investment securities are stated at cost. The Company periodically evaluates whether the value of the investment has declined. When the fair value is less than its cost, the Company judges whether the decline of an investment value is temporary. The Company evaluates various conditions, such as the duration of the decline, significance of the decline, the financial position and the expected future performance of the investee as well as intention and ability, for the Company to maintain the investment. If the decline is deemed to be other-than-temporary, the Company recognizes the difference between the investment's cost and its fair value as an impairment loss.

Inventories

Inventories are stated at the lower of cost or market principally on a first-in, first-out basis.

The Company analyzes all inventory including slow moving and obsolete inventory, and writes down such inventory to its estimated market value based on assumptions about future demand and market conditions.

Property, plant and equipment and depreciation

Property, plant and equipment is stated at cost. Depreciation is computed principally using the declining-balance method at rates based on the following estimated useful lives of the assets: buildings, mainly 15 to 45 years, machinery and equipment, mainly 4 to 8 years. Maintenance and repairs, including minor renewals and betterments, are charged to income as incurred.

Leased assets meeting certain criteria are capitalized and amortized using the declining-balance method over the lease term.

License fees and other intangibles

License fees and other intangibles are amortized on a straight-line method over their estimated useful lives.

Impairment of long-lived assets

Long-lived assets to be held and used, including license fees and other intangibles, are evaluated for impairment using an estimate of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the estimate of undiscounted cash flows is less than the carrying amount of the assets, an impairment loss is recorded based on the fair value of the assets.

Long-lived assets to be disposed of by sale are evaluated at the lower of carrying amount or fair value less cost to sell.

Income taxes

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities, using the enacted tax rates in effect for the year in which the temporary differences are expected to reverse. Deferred tax assets are also recognized for the estimated future tax benefits attributable to operating loss carryforwards. Valuation allowances are established to reduce deferred tax assets to their net realizable value if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Effective April 1, 2007, the Company adopted the provisions of the Financial Accounting Standards Board ("FASB") Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109, Accounting for Income Taxes*" ("FIN No. 48"). FIN No. 48 clarifies that the accounting for uncertainty in income taxes recognized in consolidated financial statements and prescribes recognition and measurement of a tax position. Please refer to Note 9 for more information.

Stock-based compensation
The Company had accounted for its stock-based compensation plans under the fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation*. Effective April 1, 2006, the Company adopted the provisions of SFAS No. 123 (revised 2004), *Share-Based Payment* ("SFAS No. 123(R)") under the modified prospective method. The adoption of SFAS No. 123(R) did not have a significant effect on its financial position or results of operations because the Company continues to account for its stock-based compensation plans under the fair value recognition provisions.

Net income per share
Basic net income per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding for the period. Diluted net income per share assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, or resulted in the issuance of common stock unless their inclusion would have an antidilutive effect.

Revenue recognition
The Company recognizes revenue for transactions when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller's price to the buyer is fixed or determinable, and collectibility is reasonably assured.

Revenue from sales of products is recognized when the customer has taken title to the product and the risk and rewards of ownership have been substantively transferred. Under normal terms and conditions, this may occur at the time of delivery to the customer's site or upon customer acceptance.

A sales rebate to certain distributors is provided based on the amount of purchases by the distributors and is recognized as a reduction of sales based on each of the underlying sales transactions that results in progress by the distributors toward earning the rebate.

Derivative financial instruments
The Company recognizes all derivative financial instruments in the consolidated financial statements at fair value regardless of the purpose or intent for holding the derivative financial instruments. Changes in the fair value of derivative financial instruments are either recognized periodically in income or in shareholders' equity as a component of accumulated other comprehensive income (loss) depending on whether the derivative financial instruments qualify for hedge accounting, and if so, whether they qualify as a fair value hedge or a cash flow hedge. Changes in the fair value of derivative financial instruments accounted for as a fair value hedge are recorded in income along with the portion of the change in the fair value of the hedged item that relates to the hedged risk. Changes in the fair value of derivative financial instruments accounted for as a cash flow hedge, to the extent they are effective as a hedge, are recorded in accumulated other comprehensive income (loss), net of tax. Amounts recorded to accumulated other comprehensive income (loss) are reclassified into earnings when the hedged transaction effects earnings or is probable of not occurring. Changes in the fair value of derivative financial instruments not qualifying as a hedge are reported in income.

Securitization of receivables
The Company has several securitization programs under which certain trade receivables are sold, without recourse, to Special Purpose Entities ("SPEs") and others. In certain securitizations, the Company has retained a subordinated interest.

When the Company sells the receivables in a securitization transaction, the carrying value of the receivables is allocated to the portion retained and the portion sold, based on their relative fair value at the sale date. Gain or loss on the sale of the receivables is calculated based on the allocated carrying value of the receivables sold. Retained interests are initially recorded at the allocated carrying value of the receivables and are periodically reviewed for impairment. The Company generally estimates fair value based on the present value of future expected cash flows using certain assumptions; credit losses and discount rates commensurate with the risks involved.

Asset retirement obligations
Asset retirement obligations are legal obligations associated with the retirement of long-lived assets. The Company recognizes the fair value of asset retirement obligations as a liability when a reasonable estimate can be made and the related asset retirement cost is capitalized as part of the carrying amount of the related asset. The asset retirement cost is depreciated over the estimated useful life of the related asset.

Subsequent to initial recognition, the Company records changes in the asset retirement obligations resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows at the end of each period.

Reclassifications

Certain amounts in the consolidated financial statements for the years ended March 31, 2006 and 2007 have been reclassified to conform to the 2008 presentation.

New accounting standards

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and the Company will adopt SFAS No. 157 effective April 1, 2008. The Company is currently evaluating the effect that the adoption of SFAS No. 157 will have on its financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115* ("SFAS No. 159"). SFAS No. 159 permits companies to choose to measure eligible items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected shall be recognized in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 and the Company will adopt SFAS No. 159 effective April 1, 2008. At this time, the Company does not anticipate electing to use the fair value measurements permitted by SFAS No. 159.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations* ("SFAS No. 141(R)"). SFAS No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired in the business combination or a gain from a bargain purchase. SFAS No. 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS No. 141(R) is effective for fiscal years beginning after December 15, 2008 and the Company will adopt SFAS No. 141(R) effective April 1, 2009. The impact that adoption of SFAS No. 141(R) will have on our financial position and results of operation will be dependent upon the specific terms of any applicable future business combinations.

In December 2007, the FASB concurrently issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin ("ARB") No. 51* ("SFAS No. 160"). SFAS No. 160 establishes accounting and reporting standards for the ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008 and the Company will adopt SFAS No. 160 effective April 1, 2009. The Company is currently evaluating the effect that the adoption of SFAS No. 160 will have on its financial position and the result of operations.

3. U.S. Dollar Amounts

U.S. dollar amounts are included solely for the convenience of the readers of the consolidated financial statements. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars.

A rate of ¥100=U.S.$1, the approximate current rate at March 31, 2008, has been used for the purpose of presentation of the U.S. dollar amounts in the accompanying consolidated financial statements.

4. Investments

The summary of marketable equity securities at March 31, 2007 and 2008 which were classified as available-for-sale was as follows:

	Millions of yen			
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
March 31, 2007	¥1,933	¥4,064	¥—	¥5,997
March 31, 2008	**1,933**	**1,414**	**(2)**	**3,345**

	Thousands of U.S. dollars			
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
March 31, 2008	**$19,330**	**$14,140**	**$(20)**	**$33,450**

Proceeds from sales of available-for-sale securities were ¥395 million and ¥8,681 million for the years ended March 31, 2006 and 2007, respectively. Gross realized gains were ¥54 million and ¥6,383 million for the years ended March 31, 2006 and 2007, respectively. Gross realized losses, including impairments, was ¥232 million for the year ended March 31, 2006.

Investments in equity securities, included in investments, other, with an aggregate carrying amount of ¥261 million and ¥527 million ($5,270 thousand) at March 31, 2007 and 2008, respectively, consist of investments in securities of nonpublic companies. These investments were not evaluated for impairment at March 31, 2007 and 2008, respectively, because the Company did not identify any events or changes in circumstances that may have had a significant adverse effect on the fair value of those investments. The Company recognized other-than-temporary impairment losses on investments in securities of non public companies of ¥221 million and ¥994 million for the years ended March 31, 2006 and 2007, respectively.

The Company's investment in affiliated companies accounted for by the equity method together with a percentage of the Company's ownership of common stock at March 31, 2007 and 2008 were Adcore-tech Co., Ltd. (11.7%). Since Adcore-tech Co., Ltd. was a corporate joint venture, the Company accounts for the investment by the equity method.

5. Inventories

Inventories at March 31, 2007 and 2008 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
March 31	2007	**2008**	**2008**
Finished products	¥22,750	**¥19,859**	**$198,590**
Work in process and semifinished components	37,502	**37,307**	**373,070**
Raw materials and purchased components	18,913	**18,673**	**186,730**
	¥79,165	**¥75,839**	**$758,390**

6. License Fees and Other Intangibles

Intangible assets acquired during the year ended March 31, 2008 totaled ¥1,458 million ($14,580 thousand), which are subject to amortization and primarily consist of license fees of ¥881 million ($8,810 thousand). The weighted-average amortization period for license fees is approximately 5 years.

License fees and other intangibles subject to amortization at March 31, 2007 and 2008 consisted of the following:

	Millions of yen				Thousands of U.S. dollars	
	2007		2008		2008	
March 31	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
License fees	¥14,935	¥ (7,773)	**¥13,505**	**¥ (9,887)**	**$135,050**	**$ (98,870)**
Other	4,965	(2,770)	**4,350**	**(2,497)**	**43,500**	**(24,970)**
	¥19,900	¥(10,543)	**¥17,855**	**¥(12,384)**	**$178,550**	**$(123,840)**

The aggregate amortization expense for the years ended March 31, 2006, 2007 and 2008 was ¥5,560 million, ¥4,352 million and ¥4,848 million ($48,480 thousand), respectively. The estimated amortization expense for the next five years is as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2009	¥2,643	$26,430
2010	1,255	12,550
2011	564	5,640
2012	260	2,600
2013	102	1,020

Intangibles with indefinite useful lives at March 31, 2007 and 2008 were insignificant.

7. Short-Term Borrowings and Long-Term Debt

Short-term borrowings at March 31, 2007 and 2008 were as follows:

	Millions of yen		Thousands of U.S. dollars
March 31	2007	2008	2008
Unsecured loans, principally from banks, including bank overdrafts (average interest rate of 2.51% in 2007 and 1.25% in 2008)	¥3,609	**¥954**	**$9,540**

At March 31, 2008, the Company had unused lines of credit for short-term financing aggregating ¥20,000 million ($200,000 thousand) subject to an annual renewal with commitment fees on the unused portion ranging from 0.15% to 0.20% and ¥8,951 million ($89,510 thousand) with no commitment fees generally with maturities within one year.

Long-term debt at March 31, 2007 and 2008 was as follows:

	Millions of yen		Thousands of U.S. dollars
March 31	2007	2008	2008
Loans, principally from banks and insurance companies, due through 2008, with interest rates of 0.85% to 5.00% at March 31, 2007 and with interest rate of 5.00% at March 31, 2008:			
Secured	¥ 41	**¥ —**	**$ —**
Unsecured	16,507	**619**	**6,190**
Zero coupon unsecured yen convertible bonds due 2011, convertible currently at ¥9,860 for one common share, redeemable before maturity date	110,000	**110,000**	**1,100,000**
	126,548	**110,619**	**1,106,190**
Less – portion due within one year	(15,914)	**(619)**	**(6,190)**
	¥110,634	**¥110,000**	**$1,100,000**

The convertible bonds are contingently convertible based on market price. The conversion prices of the convertible bonds are subject to adjustment if there is a share split or consolidation of shares, or, in certain circumstances, if new shares are issued at a price less than the current quoted market price. In addition, the bonds carry a call option that gives the Company the right to call the bonds at the principal amount after May 27, 2008, if the Company's stock price is 130% or more of the conversion price for 30 consecutive trading days.

At March 31, 2008, annual maturities on long-term debt during the next five years are as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2009	¥ 619	$ 6,190
2010	—	—
2011	—	—
2012	110,000	1,100,000
2013	—	—

8. Pension and Severance Plans

NEC Electronics Corporation and domestic subsidiaries have severance indemnity plans and non-contributory defined benefit pension plans, including cash balance pension plans. NEC Electronics Corporation and certain domestic subsidiaries previously had contributory defined benefit pension plans that included a governmental welfare component which would otherwise be provided by the Japanese government.

Effective November 1, 2002, in connection with the corporation separation, the Company assumed responsibility for pension and severance benefits for its active employees as of that date, located in Japan, related to the severance indemnity plans and contributory defined benefit pension plans. The related plan assets remained with the trusteed fund associated with NEC's plans. In the consolidated financial statements, benefit obligations are based upon the participant data for the Company's employees. Plan assets were allocated based upon benefit obligations.

NEC Electronics Corporation and certain domestic subsidiaries have a "point-based benefits system," under which benefits are calculated based on accumulated points allocated to employees each year according to their job classification and their performance.

NEC Electronics Corporation and certain domestic subsidiaries have cash balance pension plans. Under the cash balance pension plans, each participant has an account which is credited yearly based on the current base rate of pay, their job classification and interest crediting rate calculated based on the market interest rate.

NEC Electronics Corporation and certain domestic subsidiaries reduced the future portion of the defined benefit pension plans and introduced the defined contribution pension plans during the year ended March 31, 2008.

Most foreign subsidiaries have various retirement plans covering substantially all of their employees. These plans are mainly defined contribution plans and also defined benefit plans. The funding policy for the defined contribution plans is to annually contribute an amount equal to a certain percentage of the participant's annual salary.

The Company adopted SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)* ("SFAS No. 158"), effective March 31, 2007. The Company recognizes the difference between projected benefit obligations and fair value of plan assets in the consolidated balance sheet. The Company also recognizes as a component of other comprehensive income, net of tax, prior service costs and actuarial losses that arise during the period but are not recognized as components of net periodic benefit cost. The adoption of SFAS No. 158 had no effect on profit and loss for the year ended March 31, 2007 and 2008 and it will not affect the result of operations in future periods.

March 31 is the measurement date for the determination of the Company's benefit obligation for the majority of its plans. Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets were as follows:

	Millions of yen		Thousands of U.S. dollars
March 31	2007	**2008**	**2008**
Change in benefit obligations:			
Benefit obligations at beginning of year	¥137,670	**¥144,383**	**$1,443,830**
Service cost	7,015	**4,882**	**48,820**
Interest cost	3,441	**3,627**	**36,270**
Actuarial loss	972	**700**	**7,000**
Benefits paid	(4,715)	**(9,888)**	**(98,880)**
Plan amendment	—	**700**	**7,000**
Benefit obligations at end of year	144,383	**144,404**	**1,444,040**

March 31	Millions of yen 2007	2008	Thousands of U.S. dollars 2008
Change in plan assets:			
Fair value of plan assets at beginning of year	¥ 61,571	**¥ 73,011**	**$ 730,110**
Actual return on plan assets	184	**(8,794)**	**(87,940)**
Employer's contributions	12,760	**7,794**	**77,940**
Benefits paid	(1,504)	**2,047**	**20,470**
Fair value of plan assets at end of year	73,011	**69,964**	**699,640**
Funded status	¥(71,372)	**¥(74,440)**	**$(744,400)**

During the year ended March 31, 2007, as part of the employer's contributions, the Company contributed certain marketable equity securities to an employee retirement benefit trust. The securities held in the trust are qualified as plan assets. The fair value of these securities at the time of contribution was ¥5,021 million. Upon contribution of these available-for-sale securities, a gross unrealized gain of ¥3,550 million was recognized in the consolidated statements of operations for the year ended March 31, 2007.

Amounts recognized on the consolidated balance sheet as of March 31, 2007 and 2008 were as follows:

March 31	Millions of yen 2007	2008	Thousands of U.S. dollars 2008
Amounts recorded to accumulated other comprehensive (income) loss, before tax	¥ 23,200	**¥ 34,230**	**$ 342,300**
Prior service cost*	(22,155)	**(19,736)**	**(197,360)**
Actuarial loss*	45,355	**53,966**	**539,660**
Amounts recognized in the consolidated balance sheet consist of:			
Other assets	163	**20**	**200**
Accrued pension and severance costs	(71,535)	**(74,460)**	**(744,600)**
Net amounts recognized	¥(71,372)	**¥(74,440)**	**$(744,400)**

(*) Unrecognized prior service cost and actuarial loss are amortized on a straight-line basis over the average remaining-service period of employees expected to receive benefits under the plan, which is 16 years for the years ended March 31, 2007 and 2008.

The accumulated benefit obligations for all defined benefit pension plans were ¥144,009 million and ¥144,404 million ($1,444,040 thousand) as of March 31, 2007 and 2008, respectively.

The projected benefit obligations and the fair value of plan assets for pension plans with projected benefit obligations in excess of plan assets, and the accumulated benefit obligations and the fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets at March 31, 2007 and 2008 were as follows:

March 31	Millions of yen 2007	2008	Thousands of U.S. dollars 2008
Plans with projected benefit obligations in excess of plan assets:			
Projected benefit obligations	¥142,277	**¥142,147**	**$1,421,470**
Fair value of plan assets	70,742	**67,687**	**676,870**
Plans with accumulated benefit obligations in excess of plan assets:			
Accumulated benefit obligations	141,903	**142,147**	**1,421,470**
Fair value of plan assets	70,742	**67,687**	**676,870**

The weighted-average assumptions used to determine benefit obligations at March 31, 2007 and 2008 were as follows:

March 31	2007	2008
Discount rate	2.5%	**2.5%**
Rate of increase in future compensation level	2.4% — 3.8%	**2.0% — 3.0%**

The weighted-average assumptions used to determine net pension and severance cost for the years ended March 31, 2006, 2007 and 2008 were as follows:

Year ended March 31	2006	2007	2008
Discount rate	2.5%	2.5%	**2.5%**
Rate of increase in future compensation level	1.7% — 3.8%	2.4% — 3.8%	**2.0% — 3.0%**
Expected long-term rate of return on plan assets	2.5%	2.5%	**2.5%**

The basis for determining the long-term rate is a combination of historical returns and prospective return assumptions derived from a combination of research and industry forecast.

The allocation for the plan assets at March 31, 2007 and 2008 was as follows:

March 31	2007	2008
Asset category:		
Equity securities	37%	**32%**
Debt securities	26%	**29%**
Short-term investments	13%	**12%**
Others	24%	**27%**

Target allocation of equity securities, debt securities, short-term investments and others is 35%, 25%, 10% and 30%, respectively.

The Company's objective is to secure the required long-term total returns, while taking allowable risks, to ensure the payment of pension benefits, lump-sum benefits at death, and other lump-sum benefits to participants and annuitants, etc. in the future. The fund seeks to achieve the long-term investment returns that exceed the expected interest rate, which is required for the cash balance pension plan adopted by the Company.

To achieve the investment objective of the plan assets, the fund shall strive to select appropriate assets for the eligible investment, establish the asset allocation policy, which is the optimum combination of assets for the future in consideration of the expected rate of return and risk, etc. thereof, and maintain the asset allocation through rebalancing, etc. Such asset allocation policy is established from a medium-to-long term view of three to five years. The asset allocation policy is reviewed as necessary where the conditions thereof changed from the time of establishment of the asset allocation policy.

Components of net pension and severance cost for all defined benefit plans, including both the Company's and the employees' contributory portion of such plans, for the years ended March 31, 2006, 2007 and 2008 were as follows:

			Millions of yen	Thousands of U.S. dollars
Year ended March 31	2006	2007	**2008**	**2008**
Service cost	¥ 7,363	¥ 7,015	**¥ 4,882**	**$ 48,820**
Interest cost	3,243	3,441	**3,627**	**36,270**
Expected return on plan assets	(1,426)	(1,679)	**(1,898)**	**(18,980)**
Amortization of unrecognized prior service cost	(1,746)	(1,762)	**(1,719)**	**(17,190)**
Amortization of actuarial loss	3,200	2,820	**2,781**	**27,810**
Amortization of unrecognized net obligation at April 1, 1989 being recognized over 17 years	261	—	—	—
Net pension and severance cost for all defined benefit plans	¥10,895	¥ 9,835	**¥ 7,673**	**$ 76,730**

The estimated amounts of prior service cost and actuarial loss included in accumulated other comprehensive income (loss) at March 31, 2008, that are expected to be amortized into net periodic benefit cost over the next year are ¥1,700 million ($17,000 thousand) and ¥3,400 million ($34,000 thousand), respectively.

The total cost for all defined benefit and defined contribution plans was as follows:

			Millions of yen	Thousands of U.S. dollars
Year ended March 31	2006	2007	**2008**	**2008**
Net pension and severance cost for all defined benefit plans	¥10,895	¥ 9,835	**¥7,673**	**$76,730**
Cost for defined contribution plans	975	875	**1,758**	**17,580**
Total cost for all defined benefit and defined contribution plans	¥11,870	¥10,710	**¥9,431**	**$94,310**

Cost for defined contribution plans includes the amount of cost recognized of ¥1,070 million ($10,700 thousand) for NEC Electronics Corporation and certain domestic subsidiaries' contributions to the plans for the year ended March 31, 2008.

The Company also contributes to multiemployer plan. The amount of contributions to multiemployer plans for the years ended March 31, 2006, 2007 and 2008 were ¥90 million, ¥220 million and ¥246 million ($2,460 thousand), respectively. The costs for multiemployer plans were increased for the year ended March 31, 2007 to improve the funded status of the plans.

The Company expects to contribute approximately ¥6,200 million ($62,000 thousand) to its pension plans in fiscal year ending March 31, 2009.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2009	¥ 5,100	$ 51,000
2010	5,800	58,000
2011	5,300	53,000
2012	5,000	50,000
2013	5,200	52,000
2014 – 2018	27,400	274,000

9. Income Taxes

The components of loss before income taxes and the provision for income taxes were as follows:

			Millions of yen	Thousands of U.S. dollars
Year ended March 31	2006	2007	**2008**	**2008**
Income (loss) before income taxes:				
NEC Electronics Corporation and domestic subsidiaries	¥(54,165)	¥(42,547)	**¥(18,343)**	**$(183,430)**
Foreign subsidiaries	11,779	7,172	**15,091**	**150,910**
	¥(42,386)	¥(35,375)	**¥ (3,252)**	**$ (32,520)**
Provision for income taxes:				
Current:				
NEC Electronics Corporation and domestic subsidiaries	¥ 3,732	¥ 453	**¥ 787**	**$ 7,870**
Foreign subsidiaries	5,797	1,654	**3,146**	**31,460**
	9,529	2,107	**3,933**	**39,330**
Deferred:				
NEC Electronics Corporation and domestic subsidiaries	50,186	3,962	**1,256**	**12,560**
Foreign subsidiaries	(3,549)	(964)	**7,096**	**70,960**
	46,637	2,998	**8,352**	**83,520**
	¥ 56,166	¥ 5,105	**¥ 12,285**	**$ 122,850**

The Company is subject to a number of different income taxes which, in the aggregate, result in a statutory tax rate in Japan of approximately 40.5% for the years ended March 31, 2006, 2007 and 2008. A reconciliation between the reported total income tax provision and the amount computed by multiplying the loss before income taxes by the statutory tax rate was as follows:

			Millions of yen	Thousands of U.S. dollars
Year ended March 31	2006	2007	**2008**	**2008**
Expected tax benefit	¥(17,166)	¥(14,327)	**¥ (1,317)**	**$ (13,170)**
Increase in taxes resulting from:				
Changes in valuation allowance	72,976	19,043	**13,110**	**131,100**
International tax rate differences	453	782	**58**	**580**
Non-deductible expenses for tax purposes	259	223	**570**	**5,700**
Other	(356)	(616)	**(136)**	**(1,360)**
Income tax provision	¥ 56,166	¥ 5,105	**¥12,285**	**$122,850**

The significant components of deferred tax assets and liabilities at March 31, 2007 and 2008 were as follows:

	Millions of yen		Thousands of U.S. dollars
March 31	2007	**2008**	**2008**
Deferred tax assets:			
Accrued pension and severance costs	¥ 30,160	**¥ 31,731**	**$ 317,310**
Research and development costs	12,637	**10,382**	**103,820**
Accrued bonus	5,304	**5,635**	**56,350**
Investments	3,131	**4,419**	**44,190**
Inventories	4,597	**3,764**	**37,640**
Property, plant and equipment	5,622	**5,873**	**58,730**
Operating loss carryforwards	36,124	**49,604**	**496,040**
Other	9,640	**7,748**	**77,480**
	107,215	**119,156**	**1,191,560**
Less – valuation allowance	(95,499)	**(115,058)**	**(1,150,580)**
Total	¥ 11,716	**¥ 4,098**	**$ 40,980**
Deferred tax liabilities:			
Tax deductible reserve	¥ 2,420	**¥ 1,561**	**$ 15,610**
Marketable securities	1,646	**572**	**5,720**
Tax on undistributed earnings	5,589	**7,824**	**78,240**
Gain on securities contributed to employee retirement benefit trust	1,438	**1,438**	**14,380**
Other	796	**838**	**8,380**
Total	¥ 11,889	**¥ 12,233**	**$ 122,330**

The deferred tax assets and liabilities were included in deferred tax assets, deferred tax liabilities and other current liabilities on the consolidated balance sheets.

The valuation allowance was primarily related to deferred tax assets of NEC Electronics Corporation, its domestic subsidiaries and NEC Electronics America, Inc. The net changes in the total valuation allowance for the years ended March 31, 2006, 2007 and 2008 were increase of ¥70,838 million, ¥20,944 million and ¥19,559 million ($195,590 thousand), respectively.

The tax benefits of operating loss carryforwards utilized for the years ended March 31, 2006, 2007 and 2008 were ¥3,891 million, ¥2,931 million and ¥396 million ($3,960 thousand), respectively.

At March 31, 2008, the Company had operating loss carryforwards amounting to ¥152,732 million ($1,527,320 thousand) of which ¥139,454 million ($1,394,540 thousand) relate to domestic subsidiaries and will expire during the period from 2013 through 2015. The remainder of ¥13,278 million ($132,780 thousand) relates to foreign subsidiaries with no expiration date.

Effective April 1, 2007, the Company adopted the provisions of FIN No. 48. A reconciliation of the beginning and ending amount of unrecognized tax benefits was as follows:

	Millions of yen	Thousands of U.S. dollars
Balance at April 1, 2007	**¥ —**	**$ —**
Additions for tax positions of the current year	**2,581**	**25,810**
Additions for tax positions of the prior years	**308**	**3,080**
Reductions for tax positions of the prior years	**—**	**—**
Settlements	**—**	**—**
Lapse of the applicable statute of limitations	**—**	**—**
Balance at March 31, 2008	**¥2,889**	**$28,890**

At March 31, 2008, the Company had ¥2,889 million ($28,890 thousand) of total unrecognized tax benefits, of which ¥308 million ($3,080 thousand) represents the amount of unrecognized tax benefits that, if recognized, would affect the effective income tax rate in future periods.

The Company recognizes interest accrued related to unrecognized income tax benefits and penalties in interest expense and loss on sales or disposal of property, plant and equipment and other. Both interest and penalties accrued as of March 31, 2008 and interest and penalties included in consolidated statements of operations for the year ended March 31, 2008 are not material.

Although it is difficult to estimate the range of any increase or decrease in uncertain tax position, the Company does not believe it is reasonably possible that the total amount of unrecognized tax benefits would materially change in the next 12 months. The Company estimates that the unrecognized tax benefits associated with transfer pricing matters at March 31, 2009 could be reduced approximately by ¥300 million ($3,000 thousand).

The Company which files income tax returns in Japan and foreign tax jurisdictions is generally no longer subject to income tax examinations by tax authorities for years prior to 1999.

10. Shareholders' Equity

(1) Retained earnings

The Japanese Company Law provides that an amount equal to 10% of distributions from retained earnings paid by NEC Electronics Corporation and domestic subsidiaries be appropriated as a legal reserve. No further appropriation is required when the total amount of additional paid-in capital and the legal reserve equals 25% of the stated capital. The Japanese Company Law also provides that the additional paid-in capital and the legal reserve are available for appropriations by the resolution of the shareholders.

The amount of retained earnings available for dividends under the Japanese Company Law is calculated at ¥130,263 million ($1,302,630 thousand) as of March 31, 2008 based on the NEC Electronics Corporation's financial information prepared in accordance with accounting principles generally accepted in Japan.

At the June 27, 2006 shareholders' meeting of NEC Electronics Corporation, the shareholders approved a proposal to reclassify additional paid-in capital in the amount ¥84,618 million to eliminate for the accumulated deficit under the former Japanese Commercial Code. Such adjustment was not recorded for purpose of accounting principles generally accepted in the United States of America, because it did not meet all of the requirements associated with accounting for quasi-reorganizations.

(2) Other comprehensive income (loss)

Changes in accumulated other comprehensive income (loss) were as follows:

			Millions of yen	Thousands of U.S. dollars
Year ended March 31	2006	2007	**2008**	**2008**
Foreign currency translation adjustments:				
Balance at beginning of year	¥ 2,956	¥ 7,713	**¥ 10,502**	**$ 105,020**
Change in the current period	4,757	2,789	**(8,589)**	**(85,890)**
Balance at end of year	¥ 7,713	¥ 10,502	**¥ 1,913**	**$ 19,130**
Minimum pension liability adjustment:				
Balance at beginning of year	¥(16,040)	¥(14,797)	**¥ —**	**$ —**
Change in the current period	1,243	(878)	**—**	**—**
Adjustment to initially apply SFAS No. 158	—	15,675	**—**	**—**
Balance at end of year	¥(14,797)	¥ —	**¥ —**	**$ —**
Unrealized gains (losses) on marketable securities:				
Balance at beginning of year	¥ 3,450	¥ 5,754	**¥ 2,418**	**$ 24,180**
Change in the current period	2,304	(3,336)	**(1,578)**	**(15,780)**
Balance at end of year	¥ 5,754	¥ 2,418	**¥ 840**	**$ 8,400**
Unrealized gains (losses) on derivative financial instruments:				
Balance at beginning of year	¥ 26	¥ (12)	**¥ —**	**$ —**
Change in the current period	(38)	12	**—**	**—**
Balance at end of year	¥ (12)	¥ —	**¥ —**	**$ —**
Pension liability adjustment:				
Balance at beginning of year	¥ —	¥ —	**¥(15,937)**	**$ (159,370)**
Change in the current period	—	—	**(11,800)**	**(118,000)**
Adjustment to initially apply SFAS No. 158	—	(15,937)	**—**	**—**
Balance at end of year	¥ —	¥(15,937)	**¥(27,737)**	**$ (277,370)**
Total accumulated other comprehensive income (loss):				
Balance at beginning of year	¥ (9,608)	¥ (1,342)	**¥ (3,017)**	**$ (30,170)**
Change in the current period	8,266	(1,413)	**(21,967)**	**(219,670)**
Adjustment to initially apply SFAS No. 158	—	(262)	**—**	**—**
Balance at end of year	¥ (1,342)	¥ (3,017)	**¥(24,984)**	**$ (249,840)**

The tax effect allocated to the changes in each component of other comprehensive income (loss) was as follows:

	Millions of yen		
Year ended March 31	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
2006:			
Foreign currency translation adjustments	¥ 4,757	¥ —	¥4,757
Minimum pension liability adjustment	1,565	(322)	1,243
Unrealized gains (losses) on marketable securities:			
Unrealized holding gains arising during period	3,694	(1,496)	2,198
Less: reclassification adjustments for losses realized in net income (loss)	178	(72)	106
Unrealized gains (losses) on derivative financial instruments:			
Net changes in fair value of derivative financial instruments	30	(11)	19
Less: reclassification adjustments for gains realized in net income (loss)	(89)	32	(57)
Other comprehensive income (loss)	¥10,135	¥(1,869)	¥8,266

	Millions of yen		
Year ended March 31	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
2007:			
Foreign currency translation adjustments	¥ 2,789	¥ —	¥ 2,789
Minimum pension liability adjustment	(1,373)	495	(878)
Unrealized gains (losses) on marketable securities:			
Unrealized holding gains arising during period	730	(296)	434
Less: reclassification adjustments for gains realized in net income (loss)	(6,336)	2,566	(3,770)
Unrealized gains (losses) on derivative financial instruments:			
Net changes in fair value of derivative financial instruments	17	(6)	11
Less: reclassification adjustments for losses realized in net income (loss)	2	(1)	1
Other comprehensive income (loss)	¥(4,171)	¥2,758	¥(1,413)

	Millions of yen		
Year ended March 31	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
2008:			
Foreign currency translation adjustments	**¥ (8,589)**	**¥ —**	**¥ (8,589)**
Unrealized gains (losses) on marketable securities:			
Unrealized holding gains arising during period	**(2,652)**	**1,074**	**(1,578)**
Pension liability adjustment:			
Prior service cost from plan amendment during pension cost	**(700)**	**—**	**(700)**
Less: amortization of prior service cost included in net periodic pension cost	**(1,719)**	**398**	**(1,321)**
Actuarial loss from changes in measures of the benefit obligation or plan assets during period	**(11,392)**	**(524)**	**(11,916)**
Less: amortization of actuarial loss included in net periodic pension cost	**2,781**	**(644)**	**2,137**
Other comprehensive income (loss)	**¥(22,271)**	**¥ 304**	**¥(21,967)**

Year ended March 31	Thousands of U.S. dollars Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
2008:			
Foreign currency translation adjustments	**$ (85,890)**	**$ —**	**$ (85,890)**
Unrealized gains (losses) on marketable securities:			
Unrealized holding gains arising during period	**(26,520)**	**10,740**	**(15,780)**
Pension liability adjustment:			
Prior service cost from plan amendment during pension cost	**(7,000)**	**—**	**(7,000)**
Less: amortization of prior service cost included in net periodic pension cost	**(17,190)**	**3,980**	**(13,210)**
Actuarial loss from changes in measures of the benefit obligation or plan assets during period	**(113,920)**	**(5,240)**	**(119,160)**
Less: amortization of actuarial loss included in net periodic pension cost	**27,810**	**(6,440)**	**21,370**
Other comprehensive income (loss)	**$(222,710)**	**$ 3,040**	**$(219,670)**

11. Stock Compensation Plan

The Company has several stock option plans (the "Plans") approved by the shareholders under which options were granted to directors, corporate officers and certain upper-level employees to purchase shares of common stock. In principle, the options will be vested after two years from the date of grant under the condition that option holders will be employed by the Company at the date of exercising the option.

The terms of the options are subject to adjustment if there is a share split or consolidation of shares. The Plans provide that options generally lapse automatically at termination of service before the exercise date and generally remain exercisable for one year after termination of service during the exercise period.

The options granted on or before March 31, 2006 were vested under the condition that the Company achieves certain targets and are exercisable over a period of two years commencing two years after the date of grant.

The stock option activity for the year ended March 31, 2008, for stocks granted on or before March 31, 2006, was as follows:

	Number of shares	Weighted-average exercise price		Weighted-average remaining contractual term	Aggregate intrinsic value	
Year ended March 31, 2008	Shares	Yen	U.S. dollars	Years	Millions of yen	Thousands of U.S. dollars
Outstanding at beginning of year	**232,000**	**¥8,990**	**$89.90**			
Granted	**—**	**—**	**—**			
Excised	**—**	**—**	**—**			
Forfeited	**(28,000)**	**8,990**	**89.90**			
Expired	**(204,000)**	**8,990**	**89.90**			
Outstanding at end of year	**—**	**—**	**—**	**—**	**—**	**—**
Vested and expected to vest at end of year	**—**	**—**	**—**	**—**	**—**	**—**
Exercisable at end of year	**—**	**—**	**—**	**—**	**—**	**—**

The options granted during the year ended March 31, 2007 are exercisable over a period of four years commencing two years after the date of grant.

The stock option activity for the year ended March 31, 2008 was as follows:

Year ended March 31, 2008	Number of shares	Weighted-average exercise price		Weighted-average remaining contractual term	Aggregate intrinsic value	
	Shares	Yen	U.S. dollars	Years	Millions of yen	Thousands of U.S. dollars
Outstanding at beginning of year	**75,000**	**¥3,927**	**$39.27**			
Granted	—	—	—			
Excised	—	—	—			
Forfeited	**(3,000)**	**3,927**	**39.27**			
Expired	—	—	—			
Outstanding at end of year	**72,000**	**3,927**	**39.27**	**4.3**	—	—
Vested and expected to vest at end of year	**72,000**	**3,927**	**39.27**	**4.3**	—	—
Exercisable at end of year	—	—	—	—	—	—

The weighted-average fair value per option at the date of grant during the years ended March 31, 2006 and 2007 were ¥875 and ¥937, respectively. The compensation expense is based on the grant-date fair value estimated. The fair value of options granted is estimated using the Black-Scholes option pricing model with the following weighted-average assumptions.

Year ended March 31	2006	2007	**2008**
Expected life	3 years	4 years	—
Expected volatility	42.30%	39.40%	—
Expected dividend	0.47%	0.22%	—
Risk-free interest rate	0.16%	1.09%	—

The expected life is calculated by the simplified method using vesting term and contractual term of the options. The computation of expected volatility is based on the historical volatility of the Company's stock. The computation of risk-free interest rate is based on the long-term rate of return on Japanese Government Bonds.

The Company recognized ¥203 million, ¥25 million and ¥34 million ($340 thousand) of compensation expense as selling, general and administrative expenses for the years ended March 31, 2006, 2007 and 2008, respectively. As of March 31, 2008, approximately ¥8 million ($80 thousand) of total unrecognized compensation expense related to stock options is expected to be recognized using a straight-line method over 3 months.

12. Net Loss Per Share

A reconciliation of the denominators of the basic and diluted per share computations for net loss was as follows:

Year ended March 31	2006	2007	**2008**	**2008**
	Millions of yen			Thousands of U.S. dollars
Net loss	¥(98,198)	¥(41,500)	**¥(15,995)**	**$(159,950)**

Year ended March 31	2006	2007	**2008**
	Number of shares		
Weighted-average number of shares of common stock outstanding	123,499,052	123,498,823	**123,498,165**
Weighted-average number of shares of diluted common stock outstanding	123,499,052	123,498,823	**123,498,165**

Year ended March 31	2006	2007	**2008**	**2008**
	Yen			U.S. dollars
Net loss per share				
Basic	¥(795.13)	¥(336.04)	**¥(129.52)**	**$(1.30)**
Diluted	(795.13)	(336.04)	**(129.52)**	**(1.30)**

Certain stock options and convertible bonds are not included in the computation of diluted net loss per share for the periods presented since the inclusion would be antidilutive. The number of shares with the potential to have a dilutive effect on net loss per share in the future is as follows:

	2006	2007	**2008**
Year ended March 31			Number of shares
Convertible bonds	11,156,100	11,156,100	**11,156,100**
Stock options	291,500	307,000	**72,000**

13. Related Parties

In the normal course of business, the Company purchases components, supplies, and services from and sells its products to NEC and NEC's affiliates. The Company purchases and leases machinery and equipment from NEC and NEC's affiliates. The Company accesses NEC's laboratories and utilizes NEC's research on fundamental technologies. NEC allocates any expenses related to such basic research for each period. Also, research and development expenses for custom products are partially recouped from NEC and NEC's affiliates. NEC Logistics, Ltd., a wholly owned subsidiary of NEC, provides the Company with its logistics services, including packing, coordination of product transportation, and inventory management, and charges a fee. NEC manages financing activities geographically through its financing subsidiaries. When the Company had an excess of funds, it provided the funds to NEC's financing subsidiaries and received interest of 1.75% ~ 4.50%, 2.25% ~ 5.09% and 2.75% ~ 5.50% for the years ended March 31, 2006, 2007 and 2008, respectively. The Company has entered into a multi-year agreement with NEC under which NEC serves as prime contractor for the implementation of the Company's new global information management system. At March 31, 2007 and 2008, ¥16,335 million and ¥12,506 million ($125,060 thousand) of software and hardware were included in property, plant and equipment, respectively, and ¥2,833 million, ¥2,277 million and ¥268 million ($2,680 thousand) of expenses related to the implementation of the system have been charged to income for the years ended March 31, 2006, 2007 and 2008, respectively. NEC has granted the Company the right to use the letters "NEC" as part of its trade name and to use the "NEC" mark as its trademark and corporate mark pursuant to a brand name license agreement. In this connection, NEC charges a brand fee to the Company based on a percentage of sales. NEC has also provided advertising and other administrative services to the Company. The accompanying consolidated statements of operations include the expenses related to these services. The Company purchased certain machinery and equipment from a subsidiary of NEC for the year ended March 31, 2006. Since this purchase was a transaction among entities under common control, the Company accounted for this transaction as a capital transaction, and recorded a decrease of ¥1,974 million in additional paid-in capital. As discussed in Note 1, NEC's semiconductor business operations were transferred to the Company. Under the terms of the separation arrangements, any subsequent income tax benefits derived from the assets and liabilities relating to the general-purpose DRAM business (which were not transferred at the corporate separation) are reported as capital transactions. Accordingly, income tax benefits of ¥6,092 million are reported as an increase of additional paid-in capital for the year ended March 31, 2006.

As discussed in Note 19, the settlement fees for DRAM class actions and others, which were determined by arrangement with NEC, were ¥1,638 million and ¥3,222 million for the years ended March 31, 2006 and 2007, respectively. The Company paid these amounts to the claimants, or indirectly through NEC. There was no payment for the year ended March 31, 2008.

Transactions with related parties for the years ended March 31, 2006, 2007 and 2008 were as follows:

	Millions of yen		
Year ended March 31, 2006	NEC	NEC's affiliates	Total
Sales	¥4,716	¥53,748	¥58,464
Purchases of components, supplies, and services	3,824	59,113	62,937
Purchases of machinery and equipment	6,972	7,965	14,937
Shipping and handling cost	—	7,907	7,907
Lease payment	4,926	4,073	8,999
Research and development	6,318	8,730	15,048
Recoupment of research and development	2,485	483	2,968
Advertising cost	—	17	17
Brand fee	4,255	—	4,255
Other selling, general and administrative	9,165	10,390	19,555
Interest income	—	76	76
Sublease rentals receipt	—	231	231

	Millions of yen		
Year ended March 31, 2007	NEC	NEC's affiliates	Total
Sales	¥3,753	¥43,376	¥47,129
Purchases of components, supplies, and services	3,868	43,808	47,676
Purchases of machinery and equipment	3,456	6,328	9,784
Shipping and handling cost	—	9,783	9,783
Lease payment	5,175	3,323	8,498
Research and development	5,635	13,981	19,616
Recoupment of research and development	2,463	400	2,863
Advertising cost	—	12	12
Brand fee	4,620	—	4,620
Other selling, general and administrative	5,409	11,083	16,492
Interest income	—	114	114
Sublease rentals receipt	—	192	192

	Millions of yen		
Year ended March 31, 2008	NEC	NEC's affiliates	Total
Sales	**¥2,993**	**¥42,376**	**¥45,369**
Purchases of components, supplies, and services	**4,099**	**39,419**	**43,518**
Purchases of machinery and equipment	**961**	**5,453**	**6,414**
Shipping and handling cost	**3**	**9,036**	**9,039**
Lease payment	**5,045**	**3,339**	**8,384**
Research and development	**4,179**	**13,293**	**17,472**
Recoupment of research and development	**6,051**	**338**	**6,389**
Advertising cost	**—**	**7**	**7**
Brand fee	**4,496**	**—**	**4,496**
Other selling, general and administrative	**4,523**	**9,450**	**13,973**
Interest income	**—**	**135**	**135**
Sublease rentals receipt	**—**	**187**	**187**

	Thousands of U.S. dollars		
Year ended March 31, 2008	NEC	NEC's affiliates	Total
Sales	**$29,930**	**$423,760**	**$453,690**
Purchases of components, supplies, and services	**40,990**	**394,190**	**435,180**
Purchases of machinery and equipment	**9,610**	**54,530**	**64,140**
Shipping and handling cost	**30**	**90,360**	**90,390**
Lease payment	**50,450**	**33,390**	**83,840**
Research and development	**41,790**	**132,930**	**174,720**
Recoupment of research and development	**60,510**	**3,380**	**63,890**
Advertising cost	**—**	**70**	**70**
Brand fee	**44,960**	**—**	**44,960**
Other selling, general and administrative	**45,230**	**94,500**	**139,730**
Interest income	**—**	**1,350**	**1,350**
Sublease rentals receipt	**—**	**1,870**	**1,870**

14. Financial Instruments

(1) Fair value of financial instruments

The carrying amounts of cash and cash equivalents, notes and accounts receivable-trade, short-term borrowings, notes and accounts payable-trade, accounts payable, other and accrued expenses, accrued income taxes and other current assets and liabilities approximated fair value because of their short-term maturities. The carrying amounts and the estimated fair value of long-term debt, including current portion, forward exchange contracts and interest rate swap agreements at March 31, 2007 and 2008 were summarized as follows:

				Millions of yen		Thousands of U.S. dollars
	2007		**2008**			**2008**
March 31	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Long-term debt, including current portion	¥(126,548)	¥(117,352)	**¥(110,619)**	**¥(104,717)**	**$(1,106,190)**	**$(1,047,170)**
Forward exchange contracts	157	157	**1,520**	**1,520**	**15,200**	**15,200**
Interest rate swap agreements	(13)	(13)	**—**	**—**	**—**	**—**

The fair value of long-term debt is estimated using market quotes, or where market quotes are not available, using estimated discounted future cash flows. The carrying amounts and the estimated fair value of investments were disclosed in Note 4. The fair value of forward exchange contracts is estimated by obtaining quotes for future contracts with similar maturities. The fair value of interest rate agreement is estimated based on estimated discounted net future cash flows.

(2) Derivative financial instruments

The Company utilizes derivative financial instruments to manage fluctuations in foreign currency exchange rates and interest rates. The Company has policies and procedures for risk management and the approval, reporting and monitoring of derivative financial instruments. The Company's policies prohibit holding or issuing derivative financial instruments for trading purposes.

Forward exchange contracts

NEC Electronics Corporation and its certain subsidiaries have forward exchange contracts with financing subsidiaries of NEC or financial institutions to offset the adverse impact of fluctuations in foreign currency exchange rates on assets and liabilities denominated in foreign currencies arising from the Company's operating activities. Such forward exchange contracts are not designated as hedging instruments under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, and changes in fair value of forward exchange contracts are recognized in income, thereby effectively offsetting the remeasurement of the assets and liabilities denominated in foreign currencies. The related receivable or payable is included in other current assets or other current liabilities.

A certain subsidiary has entered into forward exchange contracts, which are designated as hedging instruments for forecasted transactions. Such forward exchange contracts are designated as a cash flow hedge and, accordingly, the effective portion of the derivative's gain or loss is initially reported as a component of accumulated other comprehensive income (loss) and subsequently reclassified into earnings when the forecasted transactions effect earnings, and the ineffective portion of the gain or loss is reported in earnings immediately. At March 31, 2008, there are no forward exchange contracts qualifying as a cash flow hedge.

Interest rate swap agreements

The Company entered into interest rate swap agreements to manage interest rate risk exposure associated with underlying debt. Certain interest rate swap agreements were designated as a fair value hedge. The interest rate swap agreements utilized by the Company effectively modified the Company's fixed-rate debt to a floating rate. The agreements involved the receipt of fixed-rate amounts in exchange for floating-rate interest payments over the life of the agreements without an exchange of the underlying principal amount.

There were no significant gains or losses on derivative financial instruments or portions thereof that were either ineffective as hedges, excluded from assessment of hedge effectiveness, or where the underlying risk did not occur for the years ended March 31, 2006, 2007 and 2008.

The counterparties to the Company's derivative transactions are financing subsidiaries of NEC or major financial institutions. As a normal business risk, the Company is exposed to credit loss in the event of nonperformance by the counterparties, however, the Company does not anticipate nonperformance by the counterparties to these agreements, and no material losses are expected.

15. Securitization of Receivables

The Company has several securitization programs under which certain trade receivables are sold, without recourse, to SPEs and others. In certain securitizations, the Company has retained a subordinated interest.

The Company services, administers and collects the securitized trade receivables on behalf of the SPEs and others and the costs and fees of servicing, administrating and collecting are not significant. For the years ended March 31, 2006 and 2008, the Company has recorded losses of ¥18 million and ¥2 million ($20 thousand) related to the securitization transactions.

The Company has no retained interests in the receivables sold for the year ended March 31, 2008. Expected credit loss and discount rate used in measuring the fair value of retained interests at the sale date of the securitization transactions completed during the years ended March 31, 2006, 2007 and 2008 were as follows:

Year ended March 31	2006	2007	**2008**
Expected credit loss	0.0%	—	—
Discount rate	4.9%	—	—

A summary of cash flows received from SPEs and others for all securitization activities that occurred in the years ended March 31, 2006, 2007 and 2008 was as follows:

	Millions of yen			Thousands of U.S. dollars
Year ended March 31	2006	2007	**2008**	**2008**
Proceeds from new securitization	¥37,734	—	**¥1,998**	**$19,980**
Cash flows received on retained interests	8,283	—	—	—

16. Advertising Costs

The Company expenses advertising costs as incurred. Advertising expenses amounted to ¥1,082 million, ¥944 million and ¥1,033 million ($10,330 thousand) for the years ended March 31, 2006, 2007 and 2008, respectively.

17. Restructuring Charges

During the year ended March 31, 2006, the Company announced a series of restructuring programs consisting closing a prototype line in Japan and a manufacturing plant in Ireland. As a result, the Company recognized restructuring charges of ¥1,683 million and ¥4,192 million for the years ended March 31, 2006 and 2007, respectively, and the cumulative amount incurred to March 31, 2007 is ¥5,875 million. For the year ended March 31, 2006, the charges consisted of personnel costs of ¥1,010 million, accelerated depreciation of equipment of ¥669 million, and other costs of ¥4 million. For the year ended March 31, 2007, the charges consisted of personnel costs of ¥2,375 million, accelerated depreciation of equipment of ¥1,258 million, contract termination costs of ¥413 million, and other costs of ¥146 million. The Company had paid all of the restructuring costs by March 31, 2007.

During the year ended March 31, 2008, the Company announced closing a plant in Indonesia. As a result, the Company recognized restructuring charges of ¥1,386 million ($13,860 thousand) for the year ended March 31, 2008. For the year ended March 31, 2008, the charges consisted of personnel costs of ¥305 million ($3,050 thousand), accelerated depreciation of equipment of ¥688 million ($6,880 thousand), contract termination costs of ¥37 million ($370 thousand), and other costs of ¥356 million ($3,560 thousand). The Company has substantially completed the restructuring plan.

During the year ended March 31, 2008, the Company implemented an enhanced early retirement programs with special additional payment, along with their previously earned retirement benefit, to those employees fulfilling certain conditions, such as age and duration of employment, and voluntarily leaving the Company as an measure to support changes, which include shifting development facilities and reorganizing manufacturing subsidiaries in Japan. As a result, the Company recognized restructuring charges of ¥6,545 million ($65,450 thousand) for the year ended March 31, 2008.

Restructuring charges for the years ended March 31, 2006, 2007 and 2008 consisted of the following:

					Millions of yen
Year Ended March 31, 2006	Personnel costs	Accelerated depreciation of equipment	Contract termination costs	Other costs	Total
Accrual at March 31, 2005	¥ —	¥ —	¥ —	¥ —	¥ —
Restructuring charges	1,010	669	—	4	1,683
Non-cash settlement	—	(669)	—	—	(669)
Cash payments	—	—	—	(4)	(4)
Accrual at March 31, 2006	¥ 1,010	¥ —	¥ —	¥ —	¥ 1,010

					Millions of yen
Year Ended March 31, 2007	Personnel costs	Accelerated depreciation of equipment	Contract termination costs	Other costs	Total
Accrual at March 31, 2006	¥ 1,010	¥ —	¥ —	¥ —	¥ 1,010
Restructuring charges	2,375	1,258	413	146	4,192
Non-cash settlement	—	(1,258)	—	(99)	(1,357)
Cash payments	(3,385)	—	¥(413)	(47)	(3,845)
Accrual at March 31, 2007	¥ —	¥ —	¥ —	¥ —	¥ —

					Millions of yen
Year Ended March 31, 2008	Personnel costs	Accelerated depreciation of equipment	Contract termination costs	Other costs	Total
Accrual at March 31, 2007	¥ —	¥ —	¥ —	¥ —	¥ —
Restructuring charges	**6,850**	**688**	**37**	**356**	**7,931**
Non-cash settlement	**—**	**(688)**	**—**	**(325)**	**(1,013)**
Cash payments	**(4,782)**	**—**	**(37)**	**(31)**	**(4,850)**
Accrual at March 31, 2008	**¥ 2,068**	**¥ —**	**¥ —**	**¥ —**	**¥ 2,068**

					Thousands of U.S. dollars
Year Ended March 31, 2008	Personnel costs	Accelerated depreciation of equipment	Contract termination costs	Other costs	Total
Accrual at March 31, 2007	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**
Restructuring charges	**68,500**	**6,880**	**370**	**3,560**	**79,310**
Non-cash settlement	**—**	**(6,880)**	**—**	**(3,250)**	**(10,130)**
Cash payments	**(47,820)**	**—**	**(370)**	**(310)**	**(48,500)**
Accrual at March 31, 2008	**$ 20,680**	**$ —**	**$ —**	**$ —**	**$ 20,680**

18. Leasing Arrangements

The Company leases certain land, buildings, facilities and equipment for its own use.

The gross amounts of leased assets under capital lease which are leased from NEC, included in buildings, were ¥7,207 million and ¥7,213 million ($72,130 thousand) at March 31, 2007 and 2008, respectively. Accumulated depreciation of the leased assets at March 31, 2007 and 2008 was ¥3,090 million and ¥3,395 million ($33,950 thousand), respectively. In addition, the gross amounts of leased assets under capital leases, the majority of which is from NEC Leasing Ltd., included in machinery and equipment, were ¥3,121 million and ¥2,978 million ($29,780 thousand) at March 31, 2007 and 2008, respectively. Accumulated depreciation of the leased assets at March 31, 2007 and 2008 was ¥2,137 million and ¥2,039 million ($20,390 thousand), respectively.

The following is a schedule by year of the future minimum lease payments under capital leases together with the present value of the net minimum lease payments at March 31, 2008:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2009	¥ 995	$ 9,950
2010	743	7,430
2011	577	5,770
2012	369	3,690
2013	301	3,010
2014 and thereafter	3,339	33,390
Total minimum lease payments	6,324	63,240
Less – amount representing interest	(1,296)	(12,960)
Present value of net minimum lease payments	5,028	50,280
Less – current obligation	(821)	(8,210)
Long-term lease obligation	¥ 4,207	$ 42,070

Rental expense under operating leases was ¥34,174 million, ¥32,985 million and ¥32,753 million ($327,530 thousand) for the years ended March 31, 2006, 2007 and 2008, respectively. The rental expense for the years ended March 31, 2006, 2007 and 2008 included the rental expense of ¥7,799 million, ¥7,425 million and ¥7,375 million ($73,750 thousand) under operating leases with NEC's affiliates, respectively.

Sublease rentals received for the years ended March 31, 2006, 2007 and 2008 were ¥363 million, ¥306 million and ¥231 million ($2,310 thousand), respectively. The sublease rentals received for the years ended March 31, 2006, 2007 and 2008 included the sublease rentals received of ¥231 million, ¥192 million and ¥187 million ($1,870 thousand) with NEC's affiliates, respectively. The future minimum sublease rentals receipt at March 31 2008 was ¥1,244 million ($12,440 thousand).

During the years ended March 31, 2006, 2007 and 2008, the Company mainly executed sale and lease back agreements for certain machinery and equipment at their net book values. The proceeds were ¥52,247 million, ¥38,555 million and ¥18,596 million ($185,960 thousand), respectively, and the lease terms are all less than 5 years. The leases are being accounted for as operating leases.

Certain leases require additional payments based on production volume. Contingent rentals under the leasing agreements were ¥4,875 million, ¥6,592 million and ¥6,703 million ($67,030 thousand) for the years ended March 31, 2006, 2007 and 2008, respectively.

The Company has several leasing agreements for machinery and equipment which are accounted for as operating leases. Certain of these lease agreements provide for purchase options or renewal options. In addition, under the leasing agreements, the Company is obligated to guarantee the residual value of machinery and equipment when the Company returns such machinery and equipment at the end of the lease term. At March 31, 2008, the maximum amount of the recognized residual value guaranteed was approximately ¥25,050 million ($250,500 thousand) and the lease term was one to five years.

Future minimum rental payments pursuant to operating leases are as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2009	¥25,499	$254,990
2010	21,670	216,700
2011	10,679	106,790
2012	5,320	53,200
2013	2,427	24,270
2014 and thereafter	459	4,590

19. Commitments and Contingent Liabilities

Commitments outstanding at March 31, 2008 for the purchase of property, plant and equipment approximated ¥10,100 million ($101,000 thousand).

The Company conducts business activities on a global scale. Such business activities, from time to time, may involve legal actions, claims or other disputes. Although there are various matters pending at any one time, management is of the opinion that settlement of all such matters pending at March 31, 2008, would not have a material effect on the Company's financial position or results of operations, except for the following:

NEC Electronics America, Inc. has been named as one of the defendants in numerous class action civil antitrust lawsuits from direct purchasers (customers who had directly purchased DRAM from the Company in the past) seeking damages for alleged antitrust violations in the DRAM industry. These class action lawsuits were resolved by settlement. NEC Electronics America, Inc. is still in litigation, or in settlement negotiations along with NEC, with several customers who have opted out of such class action lawsuits. NEC Electronics America, Inc. has also been named as one of the defendants in numerous class action civil lawsuits from indirect purchasers (customers who had purchased products containing DRAM), as well as a number of antitrust lawsuits filed by the Attorneys General of numerous states in the U.S.

Additionally, the Company, together with NEC, is fully cooperating with the European Commission in its investigation of potential violations of European competition laws in the DRAM industry.

Furthermore, the Company is also subject to (i) investigations in connection with potential antitrust violations in the SRAM industry being conducted by the U.S. Department of Justice and the European Commission, (ii) investigations in connection with potential antitrust violations in the semiconductor industry ranging from SRAM by the Korea Fair Trade Commission, as well as (iii) investigations by the U.S. Department of Justice, the European Commission, the Korea Fair Trade Commission, and the Competition Bureau of Canada in connection with potential antitrust violations in the thin-film transistor liquid crystal display (TFT-LCD) industry. NEC Electronics Corporation and NEC Electronics America, Inc. have been named as one of the defendants in numerous class action civil antitrust lawsuits in the SRAM industry, and NEC Electronics America, Inc. has been named as one of the defendants in numerous class action civil antitrust lawsuits in the TFT-LCD industry.

Although the outcome of the aforementioned investigations, antitrust lawsuits and settlement negotiations is not known at this time, the Company has recorded the probable and reasonably estimable losses in the amount of approximately ¥2,700 million ($27,000 thousand) as "Accounts payable, other and accrued expenses" for the U.S. DRAM civil lawsuits and settlements with customers in the U.S. No accrual is made for contingent losses from the other aforementioned civil lawsuits and investigations by authorities, because litigation is inherently uncertain and difficult to predict and the amount of losses cannot be reasonably estimated at this time.

20. Segment Information

The operating segment of the Company is only the semiconductor business, excluding those related to the general-purpose DRAM business.

Sales to external customers by market application for the years ended March 31, 2006, 2007 and 2008 were as follows:

			Millions of yen	Thousands of U.S. dollars
Year ended March 31	2006	2007	**2008**	**2008**
Communications	¥107,995	¥ 99,641	**¥ 70,350**	**$ 703,500**
Computing and Peripherals	126,581	123,714	**119,352**	**1,193,520**
Consumer Electronics	102,639	120,757	**134,546**	**1,345,460**
Automotive and Industrial	103,780	106,097	**113,320**	**1,133,200**
Multi-market ICs	69,449	88,961	**89,643**	**896,430**
Discrete, Optical and Microwave Devices	108,701	120,563	**126,064**	**1,260,640**
Other	26,818	32,547	**34,470**	**344,700**
	¥645,963	¥692,280	**¥687,745**	**$6,877,450**

Sales, which are attributed to geographic areas based on the country location of the Company, geographic profit (loss) for the years ended March 31, 2006, 2007 and 2008 and long-lived assets at March 31, 2007 and 2008 were as follows:

			Millions of yen	Thousands of U.S. dollars
Year ended March 31	2006	2007	**2008**	**2008**
Net sales:				
Japan	¥352,875	¥377,298	**¥370,238**	**$3,702,380**
United States of America	76,860	67,458	**58,256**	**582,560**
Europe	72,961	88,908	**95,936**	**959,360**
Asia	143,267	158,616	**163,315**	**1,633,150**
Total	¥645,963	¥692,280	**¥687,745**	**$6,877,450**

The majority of sales in Europe for the years ended March 31, 2006, 2007 and 2008 were sales of a subsidiary in Germany. The sales in China for the years ended March 31, 2006, 2007 and 2008 were ¥81,416 million, ¥98,348 million and ¥93,093 million ($930,930 thousand), respectively.

Although the disclosure of geographic profit (loss) is not required under accounting principles generally accepted in the United States of America, the Company discloses this information as supplemental information due to the disclosure requirements in Japan as follows:

			Millions of yen	Thousands of U.S. dollars
Year ended March 31	2006	2007	**2008**	**2008**
Geographic profit (loss):				
Japan	¥(51,074)	¥(38,877)	**¥(9,386)**	**$(93,860)**
United States of America	7,999	(1,006)	**755**	**7,550**
Europe	20	100	**2,023**	**20,230**
Asia	7,366	11,226	**11,702**	**117,020**
Total	¥(35,689)	¥(28,557)	**¥ 5,094**	**$ 50,940**

		Millions of yen	Thousands of U.S. dollars
March 31	2007	**2008**	**2008**
Long-lived assets:			
Japan	¥264,070	**¥228,272**	**$2,282,720**
United States of America	11,671	**12,717**	**127,170**
Europe	1,687	**1,491**	**14,910**
Asia	29,043	**23,062**	**230,620**
Total	¥306,471	**¥265,542**	**$2,655,420**

(*) Geographic profit (loss) is presented as net sales less cost of sales, research and development expenses, and selling, general and administrative expenses.

Geographic areas are based on the country of location of the Company other than Japan and the United States of America:

Europe: Germany, Ireland and the United Kingdom

Asia: China, Singapore, Taiwan, Malaysia, South Korea and Indonesia

Sales to NEC and NEC's affiliates accounted for 9%, 7% and 7% of total sales for the years ended March 31, 2006, 2007 and 2008, respectively. In addition, the Company sells a significant portion of its semiconductor products through a network of independent sales distributors. The Company relies on six key distributors for 60%, 62% and 64% of total sales for the years ended March 31, 2006, 2007 and 2008, respectively. At March 31, 2007 and 2008, the Company had accounts receivable, trade of ¥43,740 million and ¥43,779 million ($437,790 thousand), respectively, from these distributors. In addition, at March 31, 2007 and 2008, the Company had guarantee deposits received of ¥1,530 million and ¥684 million ($6,840 thousand), respectively, from these distributors as collateral.

REPORT OF INDEPENDENT AUDITORS



ERNST & YOUNG SHINNIHON
Hibiya Kokusai Bldg.
2-2-3, Uchisaiwai-cho
Chiyoda-ku, Tokyo, Japan 100-0011
C.P.O. Box 1196, Tokyo, Japan 100-8641

Tel: 03 3503 1191
Fax: 03 3503 1277

Report of Independent Auditors

The Board of Directors and Shareholders
NEC Electronics Corporation

We have audited the accompanying consolidated balance sheets of NEC Electronics Corporation (the "Company") as of March 31, 2007 and 2008, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended, March 31, 2008, all expressed in Japanese yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NEC Electronics Corporation at March 31, 2007 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

We have also reviewed the translation of the financial statements mentioned above into United States dollars on the basis described in Note 3. In our opinion, such statements have been translated on such basis.

Ernst & Young ShinNihon

June 26, 2008

NEC Electronics Corporation
1753 Shimonumabe, Nakahara-ku,
Kawasaki, Kanagawa 211-8668, Japan
Tel: +81 44-435-5111
http://www.necel.com/

END


Mixed Sources
FSC


PRINTED WITH
SOY INK
This report is printed with aroma-free
soy ink, which has low impact on the environment

©NEC Electronics Corporation 2008
Printed in Japan